Exhibit 99.2

Royal Bank of Canada third quarter 2011 results

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements for the quarter ended July 31, 2011 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, August 26, 2011 – Royal Bank of Canada (RY on TSX and NYSE) earnings for the third quarter ended July 31, 2011 were impacted by a loss of $1,573 million related to the previously announced sale of its U.S. regional retail banking operations, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles, which are now classified as discontinued operations. As a result, RBC reported a net loss of $92 million for the quarter and net income from continuing operations of $1,566 million.

Net income from continuing operations was $1,566 million for the third quarter ended July 31, 2011, up 13% from last year and was $5,049 million for the nine months ended July 31, 2011, up 16% from the prior year. These results were driven by strong business growth in Canadian Banking, Wealth Management and our corporate and investment banking business in Capital Markets.

“With earnings from continuing operations in excess of $1.5 billion in the third quarter, and over $5 billion in the first nine months of the year, RBC continues to demonstrate the strength of our businesses and successful execution of our disciplined growth strategy,” said Gord Nixon, RBC President and CEO. “In the context of significant economic and market uncertainty, we continue to strengthen our financial position while extending our leadership in Canada and building on the current momentum in our global businesses.’’

Continuing operations: Third quarter 2011 compared to third quarter 2010

•	Net income of $1,566 million (up 13% from $1,384 million)
•	Diluted earnings per share (EPS) of $1.04 (up $.12 from $.92)
•	Return on common equity (ROE) of 16.7% (up from 15.6%)

Continuing operations: First nine months of 2011 compared to first nine months of 2010

•	Net income of $5,049 million (up 16% from $4,371 million)
•	Diluted EPS of $3.38 (up $.46 from $2.92)
•	ROE of 18.4% (up from 17.0%)

Tier 1 capital ratio was 13.2% for the third quarter on a consolidated basis.

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Financial performance
8	Business segment results
8	How we measure and report our business segments
9	Non-GAAP measures
10	Canadian Banking
11	Wealth Management
13	Insurance
14	International Banking
15	Capital Markets
16	Corporate Support
17	Quarterly results and trend analysis
18	Results by geographic segment
19	Financial condition
19	Condensed balance sheets
19	Off-balance sheet arrangements
21	Risk management
21	Credit risk
22	Credit quality performance
23	Market risk
25	Liquidity and funding management
26	Capital management
27	Additional financial information
27	Exposures to selected financial instruments
29	Accounting and control matters
30	Related party transactions
31	Interim Consolidated Financial Statements (unaudited)
35	Notes to the Interim Consolidated Financial Statements (unaudited)
51	Shareholder information

2        Royal Bank of Canada        Third Quarter 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended or as at July 31, 2011, compared to the corresponding periods in the prior fiscal year and the three-month period ended April 30, 2011. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended July 31, 2011 (unaudited Interim Consolidated Financial Statements) and related notes and our 2010 Annual Report to Shareholders (2010 Annual Report). This MD&A is dated August 25, 2011. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2010 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2011 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2010 Annual Report and in our Q3 2011 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor’s; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2010 Annual Report and in the Risk management section of our Q3 2011 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 55 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2011        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except per share, number of and percentage amounts)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Continuing operations
Total revenue	$6,790	$6,966	$6,660	$20,951	$20,569
Provision for credit losses (PCL)	275	241	277	740	957
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,082	1,021	1,459	2,732	3,685
Non-interest expense	3,498	3,643	3,168	10,891	9,952
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	1,935	2,061	1,756	6,588	5,975
Net income from continuing operations	1,566	1,579	1,384	5,049	4,371
Net loss from discontinued operations	(1,658)	(73)	(108)	(1,796)	(269)
Net (loss) income	$(92)	$1,506	$1,276	$3,253	$4,102
Segments – net income (loss) from continuing operations
Canadian Banking	$855	$851	$766	$2,588	$2,279
Wealth Management	179	220	185	620	494
Insurance	144	146	153	435	378
International Banking	31	45	36	161	99
Capital Markets	277	407	201	1,297	1,274
Corporate Support	80	(90)	43	(52)	(153)
Net income from continuing operations	1,566	1,579	1,384	5,049	4,371
Net loss from discontinued operations	(1,658)	(73)	(108)	(1,796)	(269)
Net (loss) income	$(92)	$1,506	$1,276	$3,253	$4,102
Selected information
Earnings (loss) per share (EPS) – basic	$(.11)	$1.01	$.85	$2.14	$2.75
– diluted	$(.11)	$1.00	$.84	$2.13	$2.73
Return on common equity (ROE) (1), (2)	(1.7)%	16.7%	14.3%	11.6%	15.9%
Return on risk capital (RORC) (1), (2)	(2.6)%	24.9%	24.3%	17.2%	27.2%
Selected information from continuing operations
Earnings per share (EPS) – basic	$1.05	$1.06	$.93	$3.40	$2.94
Earnings per share (EPS) – diluted	$1.04	$1.05	$.92	$3.38	$2.92
Return on common equity (ROE) (1), (2)	16.7%	17.6%	15.6%	18.4%	17.0%
Return on risk capital (RORC) (1), (2)	26.8%	28.8%	29.6%	30.1%	32.3%
Specific PCL as a % of average net loans and acceptances	.38%	.35%	.40%	.35%	.47%
Gross impaired loans (GIL) as a % of loans and acceptances	.79%	.79%	.94%	.79%	.94%
Capital ratios and multiple
Tier 1 capital ratio	13.2%	13.6%	12.9%	13.2%	12.9%
Total capital ratio	15.2%	15.7%	14.2%	15.2%	14.2%
Assets-to-capital multiple (3)	16.4X	16.3X	16.5X	16.4X	16.5X
Tier 1 common ratio (2)	10.3%	10.3%	9.6%	10.3%	9.6%
Selected balance sheet and other information
Total assets	$730,570	$728,917	$704,424	$730,570	$704,424
Securities	193,060	203,142	189,024	193,060	189,024
Loans (net of allowance for loan losses)	289,246	278,899	269,580	289,246	269,580
Derivative related assets	85,228	82,577	96,370	85,228	96,370
Deposits	437,775	423,734	400,177	437,775	400,177
Average common equity (1)	35,700	35,400	33,500	35,200	32,950
Average risk capital (1)	24,150	23,800	19,800	23,750	19,250
Risk-weighted assets (RWA)	261,015	253,235	258,766	261,015	258,766
Assets under management (AUM)	313,100	311,200	253,900	313,100	253,900
Assets under administration (AUA) – RBC	697,400	712,300	655,800	697,400	655,800
Assets under administration (AUA) – RBC Dexia IS (4)	2,831,900	2,892,700	2,652,500	2,831,900	2,652,500
Common share information
Shares outstanding (000s) – average basic	1,435,131	1,426,504	1,421,777	1,428,599	1,420,096
Shares outstanding (000s) – average diluted	1,439,146	1,438,048	1,434,379	1,437,461	1,433,591
Shares outstanding (000s) – end of period	1,436,757	1,428,830	1,423,744	1,436,757	1,423,744
Dividends declared per share	$.54	$.50	$.50	$1.54	$1.50
Dividend yield (5)	3.9%	3.5%	3.5%	3.7%	3.5%
Common share price (RY on TSX) – close, end of period	$51.40	$59.60	$53.72	$51.40	$53.72
Market capitalization (TSX)	73,849	85,158	76,484	73,849	76,484
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	69,065	68,240	67,248	69,065	67,248
Banking branches	1,335	1,336	1,330	1,335	1,330
Automated teller machines (ATM)	4,610	4,591	4,572	4,610	4,572
Period average US$ equivalent of C$1.00 (6)	$1.039	$1.039	$.957	$1.023	$.958
Period-end US$ equivalent of C$1.00	$1.047	$1.057	$.972	$1.047	$.972

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, and Average risk capital. For further details, refer to How we measure and report our business segments section.
(2)	These measures may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the How we measure and report our business segments section and Key performance and non-GAAP measures section of our 2010 Annual Report.
(3)	The Assets-to-capital multiple as at April 30, 2011 has been restated to reflect the correction of the gross adjusted assets (GAA) amount pertaining to that period.
(4)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2011

Economic, market and regulatory review and outlook – data as at August 25, 2011

Canada

The Canadian economy slowed significantly in the second calendar quarter of 2011, growing at an estimated .5%. This reflected moderating consumer spending and lower manufacturing activity partly resulting from the earthquake in Japan in March 2011 which disrupted the automotive supply chain. We expect increased growth for the remainder of 2011 driven by increased exports and higher consumer spending; however, we have revised our forecasted 2011 growth rate from our previous estimate of 3.2% to 2.7% mainly due to the weaker than expected growth in the second calendar quarter. The unemployment rate declined to 7.4% in June. Mortgage delinquencies are expected to remain low given the improving labour market, despite elevated household debt levels. We expect future interest rate increases to be delayed until the middle of 2012 given the recent uncertainty on global economic growth, putting further pressure on deposit spreads and overall net interest margins. Volume growth across most of our Canadian banking businesses is expected to remain solid as we expect stable labour market conditions, increased exports and higher consumer spending for the remainder of the year.

United States

The U.S. economy slowed in the second calendar quarter, growing at an estimated rate of 1.3%, reflecting continued weakening in consumer spending from prolonged elevated levels of unemployment. During the quarter, the U.S. Department of Commerce revised their reported growth rate downward for the first calendar quarter to .4% as compared to their previous estimate of 1.8%. As a result, we have revised our forecasted 2011 growth rate from our previous estimate of 3.0% to 1.9%. Improved growth for the remainder of the year is still expected as we believe business investment will increase, energy prices will moderate and the automotive supply chain will be re-established. In response to recent uncertainty relating to fiscal policy and the U.S. federal deficit, the Federal Reserve has indicated that it expects to maintain interest rates at historically low levels until at least the middle of 2013.

Europe

Growth in the Eurozone slowed in the second calendar quarter of 2011 to an estimated 1.7% as consumer and business spending declined. Concerns over the sovereign debt crisis were heightened in the second calendar quarter and continued into the third calendar quarter. Forecast growth for 2011 is expected to remain moderate at 1.9%, contingent on solid global economic growth and reduced concerns on sovereign debt.

Financial markets

Global capital markets were challenged throughout the third fiscal quarter as uncertainty over the U.S. debt ceiling, heightened concerns over the European sovereign debt crisis and a weakening global economy resulted in significantly lower client volumes and trading volatility. Trading conditions were difficult and deteriorated further in July as wholesale funding markets and market liquidity came under stress due to investor concern relating to the implications of the lowering of the long-term sovereign credit rating of the United States by Standard & Poor’s on August 5, 2011.

Regulatory environment

We continue to respond to global regulatory developments such as liquidity requirements under the Basel Committee on Banking Supervision global standards for capital and liquidity reform (Basel III), Over-the-Counter Derivatives Reform, new consumer protection measures and specific financial reforms like the Dodd-Frank Wall Street Reform and Consumer Protection Act. With regard to capital reforms, a new capital charge was proposed in June for financial institutions considered systematically important to the global financial system. The Office of the Superintendent of Financial Institutions (OSFI) has stated that no Canadian banks are currently expected to be subject to these additional capital requirements. We continue to monitor these and other developments and are working to ensure business impacts, if any, are minimized.

For further details on our framework and activities to manage risks, refer to the Risk management, Overview of other risks and Capital management sections of our 2010 Annual Report.

Financial performance

Overview

Q3 2011 vs. Q3 2010

Following a strategic review, we announced on June 20, 2011 that we had entered into a definitive agreement to sell our U.S. regional retail banking operations to PNC Financial Services Group, Inc. The results of these operations have been classified as discontinued operations. For further details on our discontinued operations refer to Key corporate events of 2011 in the Financial performance section.

We reported a net loss of $92 million for the third quarter ended July 31, 2011, compared to net income of $1,276 million a year ago, primarily reflecting the net loss from our discontinued operations results of $1,658 million. Diluted loss per share was $.11 and return on common equity (ROE) was negative 1.7%. Our Tier 1 capital ratio of 13.2% was up 30 bps from the prior year.

Continuing operations

Q3 2011 vs. Q3 2010

Net income from continuing operations was $1,566 million, up $182 million, or 13% from a year ago. Diluted EPS from continuing operations of $1.04 increased $.12 and ROE from continuing operations was 16.7%, up 110 bps from the prior year.

Canadian Banking net income was $855 million, up $89 million, or 12%, compared to the prior year, reflecting solid volume growth across most businesses as well as lower PCL. These factors were partially offset by increased staff costs including higher pension expense and increased marketing costs.

Wealth Management net income was $179 million, down $6 million, or 3%, from a year ago. Excluding certain accounting and tax adjustments recorded in the prior period, net income increased $32 million, or 22%, mainly due to higher average fee-based client assets.

Insurance net income was $144 million, down $9 million, or 6%, mainly due to lower net investment gains, partially offset by lower auto and reinsurance claims costs. In addition, the prior year included the favourable impact of a new U.K. annuity reinsurance arrangement.

International Banking net income was $31 million, down $5 million, or 14%, mainly due to weaker results in Caribbean banking reflecting lower business loan volumes, spread compression and higher PCL primarily related to two accounts. These factors were largely offset by improved results at RBC Dexia IS.

Royal Bank of Canada        Third Quarter 2011        5

Capital Markets net income was $277 million, up $76 million, or 38% from a year ago. Excluding certain market and credit related items, net income increased $19 million, or 6%, due to strong growth in our corporate and investment banking businesses, reflecting improved client activity. This was mostly offset by significantly lower fixed income trading results.

Corporate Support net income was $80 million in the current quarter mainly due to net favourable income tax adjustments compared to net income of $43 million in the prior year.

Results excluding adjustments and items are non-GAAP measures. For a discussion on these adjustments and items and a reconciliation, refer to the Non-GAAP measures section.

Q3 2011 vs. Q2 2011

Net income from continuing operations of $1,566 million was down $13 million from the last quarter largely due to weaker trading revenues of $354 million, or 58%, mainly in our global capital markets businesses reflecting difficult trading conditions. This was partially offset by continued strength in our corporate and investment banking businesses with revenue growth of $87 million from the prior quarter and net income of $80 million in Corporate Support in the current period reflecting net favourable tax adjustments compared to a net loss of $90 million in the prior quarter. Seasonality in our banking-related businesses, including additional days in the quarter, also favourably impacted our results.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income from continuing operations was $5,049 million, up $678 million, or 16% from the prior year. Nine-month diluted EPS from continuing operations was $3.38, up $.46 from the prior year, and ROE from continuing operations was 18.4%, compared with 17% in the prior year.

Net income increased due to solid earnings growth of $309 million, or 14%, in Canadian Banking driven by solid volume growth across most businesses and lower provision for credit losses (PCL) and higher earnings of $126 million, or 26%, in Wealth Management primarily driven by higher average fee-based clients. Insurance earnings increased $57 million or 15% mainly due to lower claims costs. Higher earnings of $62 million in International Banking reflected improved results in our RBC Dexia IS joint venture and lower PCL in our Caribbean banking business. Capital Markets’ earnings increased $23 million, or 2%, driven by strong growth in our corporate and investment banking businesses largely offset by lower fixed income trading results.

Discontinued operations

Net loss from discontinued operations of $1,658 million included the loss on the announced sale of our U.S. regional retail banking operations of $1,573 million and a net operating loss of $85 million compared to a net operating loss of $108 million a year ago. The net loss on the announced sale represented the difference between the sale price and the carrying value of our investment, largely consisting of intangible assets such as goodwill as well as core deposits.

Net loss of $1,796 million for the nine months ended July 31, 2011, included the loss on the announced sale as noted above and a net operating loss of $223 million compared to a net operating loss of $269 million in the prior year.

For further details on the announced sale of our U.S. retail banking operations, refer to Key corporate events of 2011 in the Financial performance section.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisitions expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the nine months ended
(C$ millions, except per share amounts)	Q3 2011 vs. Q2 2011	Q3 2011 vs. Q3 2010	Q3 2011 vs. Q3 2010
Impact on income from continuing operations increase (decrease):
Total revenue	$5	$(75)	$(355)
PCL	–	–	–
PBCAE	–	5	30
Non-interest expense	–	60	210
Net income	5	(5)	(65)
Impact on EPS from continuing operations:
Basic	$–	$–	$(.05)
Diluted	$–	$–	$(.05)

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00) (1)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
U.S. dollar	1.039	1.039	.957	1.023	.958
British pound	.637	.636	.635	.635	.618
Euro	.720	.729	.764	.731	.711

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the exchange rates in the previous table. For further details, refer to the Business segment results section.

Key corporate events of 2011 (Nine months ended)

BlueBay Asset Management plc (BlueBay): On December 17, 2010, we completed the acquisition of BlueBay, which added approximately $39.1 billion in assets under management. Effective the second quarter of 2011, our quarterly results reflect a full quarter of BlueBay results. Our BlueBay results are reported on a one-month lag. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.

MBIA Inc. (MBIA) settlement: On December 31, 2010, we concluded a legal settlement with MBIA on the termination of the direct monoline insurance protection provided by them. Both parties also agreed to withdraw from their legal actions against each other. This resulted in a gain of $102 million ($49 million after-tax and compensation adjustments) mainly due to the termination of the credit default swaps insured by MBIA recorded in the first quarter of 2011.

Liberty Life Insurance Company (Liberty Life): On April 29, 2011, we completed the divestiture of Liberty Life. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.

6        Royal Bank of Canada        Third Quarter 2011

Discontinued operations: On June 20, 2011 we announced a definitive agreement to sell our U.S. regional retail banking operations to PNC Financial Services Group, Inc. for approximately US$3.66 billion, consisting of US$3.5 billion for the purchase of RBC Bank (USA) and US$163 million for the purchase of related credit card assets. The transaction is subject to customary closing conditions including regulatory approval and is expected to close in March 2012. As a result of this announcement, we classified a significant majority of our U.S. regional retail banking operations as discontinued operations.

We are maintaining certain of our U.S. banking operations that serve the needs of Canadian clients across the U.S. The results of these activities are included in International Banking in continuing operations. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.

Results from continuing operations

The following provides a discussion of our reported results from continuing operations.

Total revenue

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010 (1)	July 31 2011	July 31 2010 (1)
Interest income	$4,773	$4,651	$4,418	$14,197	$13,130
Interest expense	2,066	2,102	1,830	6,339	5,402
Net interest income	$2,707	$2,549	$2,588	$7,858	$7,728
Investments (2)	$1,331	$1,345	$1,148	$3,969	$3,444
Insurance (2)	1,354	1,304	1,759	3,582	4,467
Trading	(135)	294	(220)	894	1,054
Banking (2)	860	801	790	2,509	2,278
Underwriting and other advisory	363	352	295	1,210	856
Other (2)	310	321	300	929	742
Non-interest income	$4,083	$4,417	$4,072	$13,093	$12,841
Total revenue	$6,790	$6,966	$6,660	$20,951	$20,569
Additional information
Total trading revenue
Net interest income	$388	$313	$368	$970	$1,102
Non-interest income	(135)	294	(220)	894	1,054
Total	$253	$607	$148	$1,864	$2,156
Total trading revenue by product
Interest rate and credit	$109	$436	$28	$1,251	$1,551
Equities	62	94	15	353	264
Foreign exchange and commodities	82	77	105	260	341
Total	$253	$607	$148	$1,864	$2,156

(1)	Effective Q1 2011, we reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as held-for-trading (HFT) in Capital Markets, which were reported in the Other category, to Trading revenue in Non-interest income to better reflect their nature. Comparative amounts have been reclassified to conform to the current period’s presentation.
(2)	Refer to the Financial Performance section of our 2010 Annual Report for the definition of these categories.

Q3 2011 vs. Q3 2010

Total revenue increased $130 million, or 2%, from a year ago. The increase was partially offset by the unfavourable impact of the stronger Canadian dollar which decreased revenue by approximately $75 million.

Net interest income increased $119 million, or 5%, mainly due to solid volume growth across most businesses in Canadian Banking.

Investment-related revenue increased $183 million, or 16%, mainly due to higher average fee-based client assets resulting from the inclusion of our BlueBay acquisition, capital appreciation and positive net sales which also resulted in higher mutual fund distribution fees.

Insurance revenue decreased $405 million, or 23%, as the prior year results included revenue from Liberty Life, which we sold in the second quarter of 2011.

Trading revenue in Non-interest income increased $85 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $253 million, up $105 million, or 71%. Excluding certain market and credit related items, total trading revenue was down $15 million, or 4%, mainly due to the significant decline in fixed income trading revenue. Throughout the quarter, trading conditions deteriorated, resulting in significantly lower client volumes and reduced market liquidity particularly in fixed income trading in Europe and the U.S. due to heightened economic uncertainty.

Banking revenue was up $70 million, or 9%, mainly due to strong growth in loan syndication and higher card service revenue.

Underwriting and other advisory revenue increased $68 million, or 23%, mainly reflecting strong growth in equity and debt originations, and higher mergers and acquisition (M&A) activity.

Other revenue increased $10 million, or 3%, mainly due to higher net gains on certain available-for-sale (AFS) securities. The prior year included the favourable accounting impact related to foreign currency translation on certain AFS securities in Wealth Management.

For further details on the impact of foreign exchange on our revenue, refer to the Estimated impact of foreign currency translation on our consolidated financial results section.

Revenue excluding certain market and credit related items are non-GAAP measures. For further details, refer to the Non-GAAP measures section.

Q3 2011 vs. Q2 2011

Total revenue decreased $176 million, or 3%, mainly reflecting continued deterioration in trading conditions driving significantly lower trading revenue primarily in our fixed income businesses outside Canada. This factor was partially offset by the positive impact of seasonal factors including additional days in the quarter, volume growth in Canadian Banking, higher insurance-related revenue, and higher loan syndication, debt origination and M&A activity. Gains compared to losses in the prior quarter related to the change in fair value of certain derivatives used to economically hedge our funding activities also partially offset the decrease in revenue.

Royal Bank of Canada        Third Quarter 2011        7

Q3 2011 vs. Q3 2010 (Nine months ended)

Total revenue increased $382 million, or 2%, mainly due to higher average fee-based client assets resulting from capital appreciation, net sales and the inclusion of our BlueBay acquisition, and higher transaction volumes in Wealth Management. Solid volume growth in Canadian Banking, strong growth in origination, loan syndication revenue and M&A activity, and higher net gains on certain AFS securities also contributed to the increase. These factors were partially offset by lower insurance-related revenue due to the sale of Liberty Life, lower trading revenue reflecting reduced client volumes and reduced market liquidity and the impact of a stronger Canadian dollar.

Provision for credit losses

Q3 2011 vs. Q3 2010

Total PCL of $275 million was down slightly from the prior year, reflecting lower write-offs in our Canadian credit card portfolio and lower provisions in our Canadian business lending portfolio mostly offset by higher provisions in our corporate portfolio in Capital Markets.

Q3 2011 vs. Q2 2011

Total PCL increased $34 million, or 14%, from the prior quarter due to an increase in specific PCL primarily reflecting higher provisions in our Caribbean and Canadian commercial portfolios and our corporate portfolio in Capital Markets partially offset by lower write-offs in our Canadian credit card portfolio.

Q3 2011 vs. Q3 2010 (Nine months ended)

Total PCL of $740 million decreased $217 million, or 23%, from a year ago primarily due to a decrease in specific PCL of $214 million, largely reflecting lower provisions in our corporate portfolio in Capital Markets, lower provisions in our Caribbean and Canadian commercial portfolios and lower write-offs in our Canadian credit card portfolio.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended July 31, 2011, PBCAE decreased $377 million, or 26%, from a year ago, and increased $61 million, or 6%, from the prior quarter. For the nine months ended July 31, 2011, PBCAE decreased $953 million, or 26%, from the previous year. For further details, refer to the Insurance section.

Non-interest expense

(C$ millions)	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Salaries	$1,023	$994	$951	$3,027	$2,811
Variable compensation	698	872	643	2,616	2,487
Benefits	343	351	281	1,053	862
Stock-based compensation	48	46	33	176	140
Human resources	$2,112	$2,263	$1,908	$6,872	$6,300
Other expenses	1,386	1,380	1,260	4,019	3,652
Non-interest expense	$3,498	$3,643	$3,168	$10,891	$9,952

Q3 2011 vs. Q3 2010

Non-interest expense increased $330 million, or 10%, mainly due to higher costs in support of business growth including our

BlueBay acquisition, initiatives in our investment banking businesses, and increased staff levels. Higher pension expense, increased variable compensation, higher sundry losses and marketing costs also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar.

Q3 2011 vs. Q2 2011

Non-interest expense decreased $145 million, or 4%, mainly due to lower variable compensation reflecting lower trading results, partially offset by the unfavourable impact of seasonal factors, including additional days in the quarter.

Q3 2011 vs. Q3 2010 (Nine months ended)

Non-interest expense increased $939 million, or 9%, mainly due to higher costs in support of business growth, including increased staff levels, our BlueBay acquisition, and initiatives in our investment banking businesses. Higher pension expense, increased variable compensation, higher professional fees and sundry losses also contributed to the increase. In addition, last year included the release of the remaining Enron-related litigation provision of $53 million which reduced non-interest expense in that period. These factors were partially offset by the impact of a stronger Canadian dollar.

Income taxes

	For the three months ended			For the nine months ended
(C$ millions, except percentage amounts)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Income before income taxes from continuing operations	$1,935	$2,061	$1,756	$6,588	$5,975
Income taxes	347	455	346	1,461	1,532
Effective income tax rate from continuing operations (1)	17.9%	22.1%	19.7%	22.2%	25.6%

(1)	Income taxes as a percentage of net income before income taxes.

Q3 2011 vs. Q3 2010

Income tax expense was flat from a year ago, despite higher earnings before income taxes. The effective tax rate of 17.9% decreased 1.8% from a year ago, mainly due to a reduction in Canadian corporate income tax rates.

Q3 2011 vs. Q2 2011

Income tax expense decreased $108 million, or 24%, from the prior quarter due to lower earnings before income taxes. The effective tax rate of 17.9% decreased 4.2%, mainly due to net favourable tax adjustments, partially offset by higher income in the current quarter being reported in jurisdictions with higher income tax rates.

Q3 2011 vs. Q3 2010 (Nine months ended)

Income tax expense decreased $71 million, or 5% from last year, despite higher earnings before income taxes. The effective tax rate of 22.2%, decreased 3.4%, mainly due to a reduction in Canadian corporate income tax rates and higher net favourable tax adjustments.

8        Royal Bank of Canada        Third Quarter 2011

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2010, except as noted below. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2010 Annual Report.

The following highlights the key changes we made to our business segments during the first nine months of 2011. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

Q1 2011

We reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as HFT in Capital Markets, which were reported in the Other category, to the Trading revenue category of Non-interest income to better reflect their nature.

We made a number of organizational changes in Wealth Management to better align our operating structure with our goals and to accelerate our global growth strategy.

We realigned Capital Markets to better reflect how we manage our businesses (1).

•

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, treasury and funding and commodities businesses, proprietary trading operations and remaining portfolio of corporate collateralized debt obligations.

•

Corporate and Investment Banking comprises our debt and equity origination, advisory services, loan syndication, corporate lending, client securitization, global credit, equity research, private equity and commercial and correspondent banking businesses.

•

Other contains our legacy businesses and includes our bank-owned life insurance (BOLI) stable value products, U.S. commercial mortgage-backed securities, U.S. auction rate securities and other legacy portfolios. Certain of these products are also disclosed as market and credit related items as described in our 2010 Annual Report.

We revised our economic capital methodology, prospectively, to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology further aligns our capital allocation processes with the new higher capital requirements of Basel III.

Q3 2011

Following the classification of our U.S. regional retail banking operations as discontinued operations, the International Banking segment includes Caribbean banking, RBC Dexia Investor Services, of which we have a 50% ownership interest, and certain U.S. banking businesses including our existing cross-border banking platform. For further details on the announced sale of our U.S. regional retail banking operations, refer to Key corporate events of 2011 in the Financial performance section and Note 7 of the Interim Consolidated Financial Statements.

(1)	For debt and equity origination, revenues are allocated between Global Markets and Corporate and Investment Banking based on the contribution of each group in accordance with an established agreement.

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, ROE and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our business. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.

The following table provides a summary of our ROE and RORC calculations:

	For the three months ended
	July 31 2011							April 30 2011	July 31 2010
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$836	$170	$141	$25	$260	$70	$(156)	$1,442	$1,211
Net income available to common shareholders from continuing operations	836	170	141	25	260	70	1,502	1,515	1,319
Average risk capital from continuing operations (2)	$8,500	$1,350	$1,650	$1,400	$8,400	$1,000	$22,300	$21,700	$17,800
add: Goodwill and intangible capital	2,150	3,850	100	1,850	1,000	600	9,550	9,550	8,450
Under attribution of capital	–	–	–	–	–	950	950	550	3,600
Average common equity from discontinued operations							2,900	3,600	3,650
Total average common equity (3)	$10,650	$5,200	$1,750	$3,250	$9,400	$2,550	$35,700	$35,400	$33,500
ROE	31.2%	12.9%	31.5%	3.1%	11.0%	n.m	(1.7)%	16.7%	14.3%
ROE from continuing operations							16.7%	17.6%	15.6%
RORC	39.0%	49.0%	34.1%	7.2%	12.3%	n.m	(2.6)%	24.9%	24.3%
RORC from continuing operations							26.8%	28.8%	29.6%

Royal Bank of Canada        Third Quarter 2011        9

	For the nine months ended
	July 31 2011							July 31 2010
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,533	$594	$426	$143	$1,246	$(86)	$3,060	$3,908
Net income available to common shareholders from continuing operations	2,533	594	426	143	1,246	(86)	4,856	4,177
Average risk capital from continuing operations (2)	$8,050	$1,300	$1,650	$1,350	$8,300	$1,000	$21,650	$17,350
add: Goodwill and intangible capital	2,100	3,650	150	1,900	1,000	$550	9,350	8,400
Under attribution of capital	–	–	–	–	–	750	750	3,650
Average common equity from discontinued operations							3,450	3,550
Total average common equity (3)	$10,150	$4,950	$1,800	$3,250	$9,300	$2,300	$35,200	$32,950
ROE	33.4%	16.1%	31.3%	5.9%	17.9%	n.m.	11.6%	15.9%
ROE from continuing operations							18.4%	17.0%
RORC	42.1%	60.7%	34.0%	14.2%	20.0%	n.m.	17.2%	27.2%
RORC from continuing operations							30.1%	32.3%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m.	not meaningful

Non-GAAP measures

Results excluding adjustments and items in Wealth Management, consolidated trading revenue and Capital Markets

Our Wealth Management, consolidated trading revenue and Capital Markets results have been impacted by certain adjustments and items as noted in the following tables. We believe that excluding these adjustments and items is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance for the three- and nine- month periods ended July 31, 2011 with the corresponding periods in the prior year and the three- month period ended April 30, 2011 as applicable. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Wealth Management

	As at or for the three months ended (1)
	April 30, 2011				July 31, 2010
(C$ millions)	Adjustments				Adjustments
	As Reported	Deferred compensation liability (2)	Tax accounting adjustment	Adjusted	As Reported	Foreign currency translation on certain AFS securities	Favourable tax adjustment	Adjusted
Net Income before income taxes	$294	$(31)	$–	$263	$235	$(26)	$–	$209
Income taxes	74	(9)	13	78	50	(2)	14	62
Net Income (loss)	$220	$(22)	$(13)	$185	$185	$(24)	$(14)	$147

	As at or for the nine months ended
	July 31, 2011				July 31, 2010
(C$ millions)	Adjustments				Adjustments
	As Reported	Deferred compensation liability	Tax accounting adjustment	Adjusted	As Reported	Foreign currency translation on certain AFS securities	Favourable tax adjustment	Adjusted
Net Income before income taxes	$849	$(46)	$–	$803	$640	$3	$–	$643
Income taxes	229	(13)	13	229	146	–	44	190
Net Income (loss)	$620	$(33)	$(13)	$574	$494	$3	$(44)	$453

(1)	There were no adjustments for the three-month period ended July 31, 2011.
(2)	Non-interest expense was reduced by $27 million and non-interest income increased by $4 million.

Consolidated trading revenue

	For the three months ended
(C$ millions)	July 31, 2011	April 30, 2011	July 31, 2010
Consolidated trading revenue	$253	$607	$148
Credit valuation adjustments (CVA) - MBIA	–	–	100
Bank-owned life insurance (BOLI) stable value contracts	66	16	73
CVA - Other	34	(32)	74
Fair value adjustments on RBC debt	3	9	(24)
Consolidated trading revenue - Adjusted	$356	$600	$371

10        Royal Bank of Canada        Third Quarter 2011

Capital Markets

	For the three months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Global Markets revenue (Teb)	$572	$924	$482
CVA - MBIA	–	–	100
CVA - Other	34	(32)	74
Fair value adjustments on RBC debt	3	9	(24)
Global Markets revenue (Teb) - Adjusted	$609	$901	$632
Capital Markets
Net income (loss)	$277	$407	$201
CVA - MBIA	–	–	47
BOLI	23	5	25
CVA - Other	17	(15)	35
Fair value adjustments on RBC debt	1	4	(9)
Net Income (loss) - Adjusted	$318	$401	$299

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except percentage amounts)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net interest income	$1,990	$1,928	$1,865	$5,894	$5,554
Non-interest income	816	814	763	2,432	2,303
Total revenue	$2,806	$2,742	$2,628	$8,326	$7,857
PCL	$254	$247	$284	$758	$904
Non-interest expense	1,362	1,313	1,243	3,972	3,682
Net income before income taxes	$1,190	$1,182	$1,101	$3,596	$3,271
Net income	$855	$851	$766	$2,588	$2,279
Revenue by business
Personal Financial Services	$1,542	$1,519	$1,421	$4,603	$4,259
Business Financial Services	690	659	644	2,026	1,903
Cards and Payment Solutions	574	564	563	1,697	1,695
Selected average balance sheet information
ROE	31.2%	33.6%	34.7%	33.4%	36.2%
RORC	39.0%	42.2%	45.4%	42.1%	47.8%
NIM (1)	2.74%	2.78%	2.70%	2.77%	2.75%
Specific PCL as a % of average net loans and acceptances	.35%	.36%	.41%	.36%	.45%
Operating leverage	(2.8)%	(.6)%	(.4)%	(1.9)%	2.7%
Average total earning assets (2)	$288,200	$284,000	$274,400	$284,900	$269,800
Average loans and acceptances (2)	289,300	283,800	271,700	284,600	267,100
Average deposits	211,000	202,400	193,000	204,900	189,400
AUA	158,600	161,200	141,100	158,600	141,100

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earnings assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2011 of $40 billion and $3.1 billion, respectively (April 30, 2011 – $40 billion and $3 billion; July 31, 2010 – $37 billion and $4 billion).

Q3 2011 vs. Q3 2010

Net income increased $89 million, or 12%, compared to the prior year, reflecting solid volume growth across most businesses as well as lower PCL. These factors were partially offset by increased staff costs including higher pension expense and increased marketing costs.

Total revenue increased $178 million, or 7%, from the previous year.

Personal Financial Services revenue increased $121 million, or 9%, reflecting solid volume growth in home equity products, personal deposits and personal loans. Higher mutual fund distribution fees reflecting capital appreciation and net sales of long-term funds, and higher spreads on deposits also contributed to the increase.

Business Financial Services revenue increased $46 million, or 7%, reflecting solid volume growth in business deposits and loans.

Cards and Payment Solutions revenue increased $11 million, or 2%, primarily reflecting higher credit card transaction volumes, largely offset by lower spreads from promotional pricing and the impact of new card regulations.

Net interest margin increased 4 bps primarily reflecting higher spreads on deposits.

PCL decreased $30 million, or 11%, largely due to lower write-offs in our credit card portfolio and lower provisions in our business lending portfolio reflecting improved economic conditions. For further details, refer to the Credit quality performance section.

Royal Bank of Canada        Third Quarter 2011        11

Non-interest expense increased $119 million, or 10%, mainly due to increased staff costs including higher pension expense, increased marketing costs mainly relating to home equity products, and higher sundry losses. The impact from the implementation of the Harmonized Sales Taxes (HST) in Ontario and British Columbia in July 2010 also contributed to the increase.

Q3 2011 vs. Q2 2011

Net income increased $4 million, from the prior quarter mainly due to the positive impact of seasonal factors, including additional days in the quarter and volume growth across most businesses. These factors were largely offset by increased staff costs, higher sundry losses and increased marketing costs. In addition, last quarter included a gain on the sale of Canadian Banking’s remaining Visa shares of $29 million ($21 million after-tax). Net interest margin decreased 4 bps mainly due to increased competitive pricing on mortgages and deposit products.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income increased $309 million, or 14%, from last year, largely reflecting solid volume growth across most businesses and lower PCL. These factors were partially offset by increased staff costs including higher pension expense.

Total revenue increased $469 million, or 6%, largely reflecting solid volume growth across most businesses, higher mutual fund distribution fees and credit card transaction volumes.

PCL decreased $146 million, or 16%, mainly due to lower write-offs in our credit card portfolio and lower provisions in our business and unsecured personal lending portfolios, reflecting improved economic conditions.

Non-interest expense increased $290 million, or 8%, largely due to increased staff costs including higher pension expense and higher costs in support of business growth.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except number of and percentage amounts and as otherwise noted)	2011	2011	2010	2011	2010
Net interest income	$91	$89	$75	$271	$225
Non-interest income
Fee-based revenue	734	702	594	2,095	1,747
Transaction and other revenue	330	420	375	1,185	1,111
Total revenue	$1,155	$1,211	$1,044	$3,551	$3,083
PCL	$–	$–	3	–	3
Non-interest expense	911	917	806	2,702	2,440
Net income before income taxes	$244	$294	$235	$849	$640
Net income	$179	$220	$185	$620	$494
Revenue by business (1)
Canadian Wealth Management	$421	$444	$368	$1,298	$1,103
U.S. & International Wealth Management (2)	452	507	490	1,478	1,430
U.S. & International Wealth Management (US$ millions) (2)	469	527	470	1,511	1,376
Global Asset Management (3)	282	260	186	775	550
Selected other information
ROE	12.9%	16.5%	19.9%	16.1%	17.3%
RORC	49.0%	62.9%	75.9%	60.7%	62.6%
Pre-tax margin (4)	21.1%	24.3%	22.5%	23.9%	20.8%
Number of advisors (5)	4,236	4,233	4,388	4,236	4,388
AUA – Total	$525,300	$537,900	$501,000	$525,300	$501,000
– U.S. & International Wealth Management	313,700	322,900	308,600	313,700	308,600
– U.S. & International Wealth Management (US$ millions)	328,400	341,200	300,100	328,400	300,100
AUM	310,200	308,300	251,100	310,200	251,100

	For the three months ended		For the nine months ended
Estimated impact of US translation on key income statement items	Q3 2011 vs Q2 2011	Q3 2011 vs Q3 2010	Q3 2011 vs Q3 2010
Impact on income increase (decrease):
Total revenue	$–	$(30)	$(85)
Non-interest expense	–	25	70
Net income	–	(5)	(15)
Percentage change in average US$ equivalent of C$1.00	0%	9%	7%

(1)	Amounts in each of our lines of business have been restated to reflect the organizational changes effective November 1, 2010. The impact on the comparative amounts is minimal.
(2)	Includes Wealth Management U.S., Global Trust and Wealth Management U.K. and Wealth Management Emerging Markets.
(3)	Includes BlueBay results which are reported on a one-month lag.
(4)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(5)	Represents client-facing advisors across all our wealth management businesses.

Q3 2011 vs. Q3 2010

Net income decreased $6 million, or 3%, from a year ago. Excluding certain accounting and tax adjustments recorded in the prior period, net income increased $32 million, or 22%, mainly due to higher average fee-based client assets.

Total revenue increased $111 million, or 11%, compared to last year.

Canadian Wealth Management revenue increased $53 million, or 14%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales. Higher transaction volumes also contributed to the increase.

12        Royal Bank of Canada        Third Quarter 2011

U.S. & International Wealth Management revenue decreased $38 million, or 8%. In U.S. dollars, revenue was flat. Higher average fee-based client assets and improved spreads were largely offset by the favourable accounting impact of US $25 million related to foreign currency translation on certain AFS securities in the prior year and lower transaction volumes in the current quarter which reflected investor concern over the weakening global economy.

Global Asset Management revenue increased $96 million, or 52%, mainly due to higher average fee-based client assets resulting from the inclusion of our BlueBay acquisition, capital appreciation and net sales.

Non interest expense increased $105 million, or 13%, due to higher costs in support of business growth, largely reflecting the inclusion of our BlueBay acquisition, and higher variable compensation driven by higher commission-based revenue. These factors were partially offset by the impact of a stronger Canadian dollar.

Q3 2011 vs. Q2 2011

Net income decreased $41 million, or 19%, from the prior quarter. Excluding certain accounting and tax adjustments recorded in the prior period, net income decreased $6 million, or 3%, mainly due to lower transaction volumes reflecting challenging economic and market conditions throughout the quarter and a loss, compared to a gain in the prior quarter on our stock-based compensation plans. These factors were partially offset by the BlueBay performance fees earned in the current quarter.

Results excluding certain accounting and tax adjustments are non-GAAP measures. For a detailed discussion, refer to the Non-GAAP measures section.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income increased $126 million, or 26%, from the prior year, mainly due to higher average fee-based client assets. Increased transaction volumes also contributed to the increase.

Total revenue increased $468 million, or 15%, mainly due to higher average fee-based client assets resulting from capital appreciation, net sales and the inclusion of our BlueBay acquisition. Higher transaction volumes reflecting improved market conditions and investor confidence in the early part of the period also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar.

Non-interest expense increased $262 million, or 11%, due to higher costs in support of business growth, largely reflecting the inclusion of our BlueBay acquisition and higher variable compensation driven by higher commission-based revenue. These factors were partially offset by the impact of a stronger Canadian dollar and accounting adjustments related to our deferred compensation liability.

Royal Bank of Canada        Third Quarter 2011        13

Insurance

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except percentage amounts and as otherwise noted)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Non-interest income
Net earned premiums	$892	$942	$1,257	$2,866	$3,357
Investment income (1)	399	298	454	527	927
Fee income	61	57	48	185	184
Other (2)	3	9	–	12	–
Total revenue	$1,355	$1,306	$1,759	$3,590	$4,468
Insurance policyholder benefits and claims (1)	$935	$860	$1,272	$2,247	$3,168
Insurance policyholder acquisition expense	147	161	187	485	517
Non-interest expense	127	137	142	413	407
Net income before income taxes	$146	$148	$158	$445	$376
Net income	$144	$146	$153	$435	$378
Revenue by business
Canadian Insurance	$871	$648	$724	$1,907	$1,903
U.S. Insurance	12	222	517	337	1,281
U.S. Insurance (US$ millions)	12	232	494	345	1,227
International and Other Insurance	472	436	518	1,346	1,284
Selected average balances and other information
ROE	31.5%	30.8%	37.0%	31.3%	33.2%
RORC	34.1%	33.3%	41.5%	34.0%	37.5%
Premiums and deposits (3)	$1,212	$1,233	$1,574	$3,761	$4,274
Fair value changes on investments backing policyholder liabilities (1)	280	118	230	31	338

	For the three months ended		For the nine months ended
Estimated impact of US and British pound translation on key income statement items	Q3 2011 vs Q2 2011	Q3 2011 vs Q3 2010	Q3 2011 vs Q3 2010
Impact on income increase (decrease):
Total revenue	$–	$(5)	$(40)
PBCAE	–	5	30
Non-interest expense	–	–	–
Net income	–	–	(5)
Percentage change in average US$ equivalent of C$1.00	0%	9%	7%
Percentage change in average British pound equivalent of C$1.00	0%	0%	3%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Relates to the adjustments on the loss on sale of Liberty Life. The transaction was closed on April 29, 2011. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.
(3)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2011 vs. Q3 2010

Net income decreased $9 million, or 6%, mainly due to lower net investment gains, partially offset by lower auto and reinsurance claims costs. In addition, the prior year included the favourable impact of a new U.K. annuity reinsurance arrangement.

Total revenue decreased $404 million, or 23%, compared to the prior year.

Canadian Insurance revenue increased $147 million, or 20%, mainly due to the change in fair value of investments backing our life and health policyholder liabilities, which is largely offset in PBCAE. Volume growth in our home and auto businesses also contributed to the increase. These factors were partially offset by the decrease in our Canadian life business reflecting lower policyholder deposits and lower net investment gains.

U.S. Insurance revenue decreased $505 million (U.S. $482 million), as the prior year results included revenue from Liberty Life, which we sold in the second quarter of 2011.

International and Other Insurance revenue decreased $46 million, or 9%, mainly due to slower growth in our reinsurance business, largely offset in PBCAE.

PBCAE decreased $377 million, or 26%, mainly due to the sale of Liberty Life, slower growth in our reinsurance business and the decrease in volume in our Canadian life business. These factors were partially offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities.

Non-interest expense decreased $15 million, or 11%, mainly due to the sale of Liberty Life partially offset by increased costs in support of business growth in our Canadian business.

Q3 2011 vs. Q2 2011

Net income was relatively flat. Lower claims costs were largely offset by lower net investment gains and a lower level of favourable actuarial adjustments reflecting management actions and assumption changes.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income increased $57 million, or 15%, mainly due to lower reinsurance and auto claims costs partially offset by the favourable impact in the prior year of a new U.K. annuity reinsurance arrangement.

Total revenue decreased $878 million, or 20%, primarily due to the sale of Liberty Life and the change in fair value of investments mainly backing our Canadian life policyholder liabilities, largely offset in PBCAE. These factors were partially offset by volume growth across our Canadian and International & Other businesses.

14        Royal Bank of Canada        Third Quarter 2011

PBCAE decreased $953 million, or 26%, primarily due to the sale of Liberty Life and the change in fair value of investments mainly backing our Canadian life policyholder liabilities. Lower reinsurance and auto claims costs also contributed to the decrease. These factors were partially offset by higher costs due to volume growth across our Canadian and International & Other businesses.

Non-interest expense increased $6 million, largely due to increased costs in support of business growth in our Canadian business, partially offset by the sale of Liberty Life.

International Banking

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except percentage amounts)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net interest income	$143	$154	$166	$464	$503
Non-interest income	247	226	217	707	611
Total revenue	$390	$380	$383	$1,171	$1,114
PCL	$37	$12	$31	$60	$96
Non-interest expense	309	310	300	910	878
Net income before income taxes and NCI in subsidiaries	$44	$58	$52	$201	$140
Net income	$31	$45	$36	$161	$99
Revenue by business
Banking (1)	$197	$191	$212	$614	$628
RBC Dexia IS (1)	193	189	171	557	486
Selected average balances and other information
ROE	3.1%	4.9%	3.8%	5.9%	3.5%
RORC	7.2%	11.7%	10.9%	14.2%	10.1%
Specific PCL as a % of average net loans and acceptances	1.82%	.61%	1.32%	.98%	1.46%
Average loans and acceptances	$7,900	$8,000	$9,400	$8,100	$8,800
Average deposits	24,900	26,200	27,700	25,300	26,900
AUA (2)	2,839,100	2,899,800	2,660,400	2,839,100	2,660,400
AUM (2)	2,600	2,600	2,600	2,600	2,600

	For the three months ended		For the nine months ended
Estimated impact of US, Euro and TTD translation on key income statement items	Q3 2011 vs Q2 2011	Q3 2011 vs Q3 2010	Q3 2011 vs Q3 2010
Impact on income increase (decrease):
Total revenue	$–	$(10)	$(50)
PCL	–	–	–
Non-interest expense	–	5	35
Net income	–	(5)	(5)
Percentage change in average US$ equivalent of C$1.00	0%	9%	7%
Percentage change in average Euro equivalent of C$1.00	(1)%	(6)%	3%
Percentage change in average TTD equivalent of C$1.00	0%	9%	7%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT and RBC Dexia IS, reported on a one-month lag.

Q3 2011 vs. Q3 2010

Net income decreased $5 million, or 14%, mainly due to weaker results in Caribbean banking reflecting lower business loan volumes, spread compression and higher PCL primarily related to two accounts. These factors were largely offset by improved results at RBC Dexia IS.

Total revenue increased $7 million, or 2%.

Banking revenue was down $15 million, or 7% mainly reflecting the impact of the stronger Canadian dollar. In U.S. dollars, banking revenue was flat as lower volumes in business loans reflecting unfavourable economic conditions and spread compression in our Caribbean banking business were offset by volume growth in deposits.

RBC Dexia IS revenue increased $22 million, or 13%, mainly reflecting higher average fee-based client assets resulting from capital appreciation, higher transaction volumes and business growth.

PCL increased $6 million, or 19%, largely due to higher provisions primarily related to two accounts in our Caribbean commercial portfolio. This was partially offset by lower provisions in our Caribbean retail portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased by $9 million, or 3%, largely due to higher expenses in support of business growth at RBC Dexia IS and increased initiative spend in Caribbean banking.

Q3 2011 vs. Q2 2011

Net income decreased $14 million, or 31%, largely reflecting higher PCL primarily related to two accounts in our Caribbean banking business.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income increased $62 million, or 63%, mainly reflecting improved results at RBC Dexia IS and lower PCL in Caribbean banking. In addition, the prior year included losses on our AFS securities. These factors were partially offset by lower business loan volumes and spread compression in our Caribbean banking business.

Total revenue increased $57 million, or 5% largely reflecting improved results at RBC Dexia IS. In addition, the prior year included losses on our AFS securities. These factors were partially offset by lower business loan volumes, spread compression in Caribbean banking and the unfavourable impact of the stronger Canadian dollar.

PCL decreased $36 million, or 38%, largely reflecting lower provisions in our Caribbean commercial portfolio.

Non-interest expense increased $32 million, or 4% mainly due to higher costs in support of business growth at RBC Dexia IS and increased initiative spend in Caribbean banking. These factors were partially offset by the impact of the stronger Canadian dollar.

Royal Bank of Canada        Third Quarter 2011        15

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except percentage amounts)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net interest income (1)	$667	$656	$638	$1,946	$2,027
Non-interest income	496	860	316	2,761	2,367
Total revenue (1)	$1,163	$1,516	$954	$4,707	$4,394
PCL	$8	$(5)	$(9)	$(24)	$42
Non-interest expense	781	936	674	2,843	2,487
Net income before income taxes and NCI in subsidiaries	$374	$585	$289	$1,888	$1,865
Net income	$277	$407	$201	$1,297	$1,274
Revenue by business (2)
Global Markets	$572	$924	$482	$2,817	$2,983
Corporate and Investment Banking	658	571	565	1,939	1,549
Other	(67)	21	(93)	(49)	(138)
Selected average balances and other information
ROE	11.0%	17.5%	9.2%	17.9%	20.4%
RORC	12.3%	19.6%	10.5%	20.0%	23.3%
Specific PCL as a % of average net loans and acceptances	.10%	(.06)%	(.12)%	(.11)%	.19%
Average trading securities	$152,200	$146,600	$133,300	$145,800	$131,000
Average loans and acceptances	29,600	27,800	29,200	28,800	29,900
Average deposits	108,600	110,300	95,900	110,700	91,900

Estimated impact of US, British pound and Euro translation on key income statement items	For the three months ended		For the nine months ended
	Q3 2011 vs Q2 2011	Q3 2011 vs Q3 2010	Q3 2011 vs Q3 2010
Impact on income increase (decrease):
Total revenue	$5	$(30)	$(165)
Non-interest expense	–	30	100
Net income	5	–	(35)
Percentage change in average US$ equivalent of C$1.00	0%	9%	7%
Percentage change in average British pound equivalent of C$1.00	0%	0%	3%
Percentage change in average Euro equivalent of C$1.00	(1)%	(6)%	3%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended July 31, 2011 was $84 million (April 30, 2011 – $146 million; July 31, 2010 – $83 million). For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	The Capital Markets segment was realigned effective Q1 2011. For further discussion, refer to the How we measure and report our business segments section.

Throughout the quarter, trading conditions deteriorated, resulting in significantly lower client volumes and reduced market liquidity particularly in fixed income trading in Europe and the U.S. due to heightened economic uncertainty.

Q3 2011 vs. Q3 2010

Net income increased $76 million, or 38% from a year ago. Excluding certain market and credit related items, net income increased $19 million, or 6%, due to strong growth in our corporate and investment banking businesses, reflecting improved client activity. This was mostly offset by significantly lower fixed income trading results.

Total revenue increased $209 million, or 22%, from the prior year.

Global Markets revenue increased $90 million, or 19%, from the prior year. Excluding certain market and credit related items, revenue decreased $23 million, or 4% reflecting the significant decline in fixed income trading revenue, partially offset by improved equities trading revenue across most geographies.

Corporate and Investment Banking revenue increased $93 million, or 16%, from the prior year reflecting strong growth in loan syndication in the U.S., higher equity origination activity in the U.S. and Canada and strong M&A activity in Canada. Gains from certain private equity investments also contributed to the increase.

Other loss of $67 million compared to a loss of $93 million last year mainly due to lower losses on our legacy portfolios.

During the quarter, PCL of $8 million as compared to a recovery of $9 million in the prior year, largely reflected a single loan in our corporate portfolio, partially offset by recoveries. For further details, refer to the Credit quality performance section.

Non-interest expense increased $107 million, or 16%, mainly in support of infrastructure investments and business growth which included initiatives in our investment banking businesses in the U.S. and Europe as well as selected businesses in Asia.

Results excluding certain market and credit related items are Non-GAAP measures. For a detailed discussion and reconciliation of these adjustments, refer to the Non-GAAP section.

Q3 2011 vs. Q2 2011

Net income decreased $130 million, or 32%, reflecting continued deterioration in trading conditions driving significantly lower trading revenue primarily in our fixed income businesses outside Canada. These factors were partially offset by continued strength in our corporate and investment banking businesses, largely driven by higher loan syndication in the U.S, improved debt origination in the U.S. and higher M&A activity in the U.S. and Europe.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income increased $23 million, or 2%, from the prior year. Strong growth in our corporate and investment banking businesses and lower losses in certain legacy portfolios were partially offset by lower fixed income trading results and higher costs.

16        Royal Bank of Canada        Third Quarter 2011

Total revenue increased $313 million, or 7%, largely due to strong growth in origination in Canada and the U.S., higher loan syndication mainly in the U.S. and strong M&A activity in Canada. Lower losses on certain legacy portfolios also contributed to the increase. These factors were partially offset by lower trading revenue, mainly in our fixed income businesses in the U.S. and Europe.

During the period, we had a recovery in PCL of $24 million as compared to PCL of $42 million recorded in the prior period.

Non-interest expense increased $356 million, or 14%, primarily in support of infrastructure investments and business growth which included initiatives in our investment banking businesses in the U.S. and Europe as well as selected businesses in Asia. In addition, last year benefitted from the release of the remaining Enron-related litigation provision.

Corporate Support

	As at or for the three month ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2011	2011	2010	2011	2010
Net interest income (loss) (1)	$(184)	$(278)	$(156)	$(717)	$(581)
Non-interest income	105	89	48	323	234
Total revenue (1)	$(79)	$(189)	$(108)	$(394)	$(347)
PCL (2)	$(24)	$(13)	$(32)	$(54)	$(88)
Non-interest expense	8	30	3	51	58
Net loss before income taxes and NCI in subsidiaries (1)	$(63)	$(206)	$(79)	$(391)	$(317)
Net income (loss)	$80	$(90)	$43	$(52)	$(153)
Securitization
Total securitizations sold and outstanding (3)	$33,386	$33,142	$31,780	$33,386	$31,780
New securitization activity in the period (4)	1,808	2,750	2,707	6,757	4,217

(1)	Teb adjusted.
(2)	PCL in Corporate Support is presented on a continuing basis and primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant.

Net interest income (loss) and income tax in each quarter in Corporate Support include the elimination of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net income (loss) for the three months ended July 31, 2011 was $84 million as compared to $146 million in the prior quarter and $83 million in the prior year. For the nine months ended July 31, 2011, the amount deducted was $374 million as compared to $331 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.

The following identifies the material items affecting the reported results in each period.

Q3 2011

Net income was $80 million mainly due to net favourable income tax adjustments.

Q2 2011

Net loss of $90 million included losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q3 2010

Net income was $43 million mainly due to net favourable income tax adjustments.

Q3 2011 (Nine months ended)

Net loss of $52 million included certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q3 2010 (Nine months ended)

Net loss of $153 million largely reflected the net unfavourable tax and accounting adjustments, and the unfavourable cumulative accounting adjustments of $51 million ($36 million after-tax) related to securitization activity.

Royal Bank of Canada        Third Quarter 2011        17

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period).

	2011			2010				2009
(C$ millions, except percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Continuing operations
Net interest income	$2,707	$2,549	$2,602	$2,610	$2,588	$2,528	$2,612	$2,678
Non-interest income	4,083	4,417	4,593	4,476	4,072	4,248	4,521	4,543
Total revenue	$6,790	$6,966	$7,195	$7,086	$6,660	$6,776	$7,133	$7,221
PCL	275	241	224	283	277	334	346	596
PBCAE	1,082	1,021	629	1,423	1,459	1,096	1,130	1,322
Non-interest expense	3,498	3,643	3,750	3,603	3,168	3,366	3,418	3,364
Net income before income taxes and NCI in subsidiaries	$1,935	$2,061	$2,592	$1,777	$1,756	$1,980	$2,239	$1,939
Income taxes	347	455	659	475	346	535	651	497
NCI in net income of subsidiaries	22	27	29	27	26	23	23	22
Net income from continuing operations	$1,566	$1,579	$1,904	$1,275	$1,384	$1,422	$1,565	$1,420
Net loss from discontinued operations	(1,658)	(73)	(65)	(154)	(108)	(93)	(68)	(183)
Net (loss) income	$(92)	$1,506	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237
EPS – basic	$(.11)	$1.01	$1.25	$.74	$.85	$.89	$1.01	$.83
– diluted	$(.11)	$1.00	$1.24	$.74	$.84	$.88	$1.00	$.82
EPS from continuing operations – basic	$1.05	$1.06	$1.29	$.85	$.93	$.96	$1.06	$.96
– diluted	$1.04	$1.05	$1.28	$.84	$.92	$.95	$1.05	$.95
Segment net income (loss) from continuing operations
Canadian Banking	$855	$851	$882	$765	$766	$736	$777	$717
Wealth Management	179	220	221	175	185	90	219	161
Insurance	144	146	145	27	153	107	118	104
International Banking	31	45	85	(7)	36	51	12	5
Capital Markets	277	407	613	373	201	502	571	561
Corporate Support	80	(90)	(42)	(58)	43	(64)	(132)	(128)
Net income from continuing operations	$1,566	$1,579	$1,904	$1,275	$1,384	$1,422	$1,565	$1,420
Net (loss) income	$(92)	$1,506	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237
Effective income tax rate from continuing operations	17.9%	22.1%	25.4%	26.7%	19.7%	27.0%	29.1%	25.6%
Period average US$ equivalent of C$1.00	$1.039	$1.039	$.992	$.963	$.957	$.973	$.945	$.924

Notable items affecting our consolidated results

•	In the third quarter of 2011 we recorded a net loss from discontinued operations of $1,658 million due to the announced sale of our U.S. regional retail banking operations.
•	In the fourth quarter of 2010 we recorded a loss of $116 million relating to the sale of Liberty Life.
•	Certain market and credit related items adversely affected our results, mainly in the last quarter of 2009 and the third quarter of 2010.
•	We made an addition to our general provision during the last quarter of 2009.
•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Continuing operations

Trend analysis

Economic and market conditions have generally improved over the period since the last quarter of 2009, although there was uncertainty over the U.S. debt ceiling and challenging global markets during the current quarter.

While net income generally trended upward since the fourth quarter of 2009 due to improvements in economic and market conditions, the second and third quarters of 2011 were impacted by renewed economic and market uncertainty.

Revenue fluctuated over the period, as trading revenue fluctuated, and trended downward since the strong performance in the first quarter of 2011 mainly due to lower fixed income trading revenue arising from difficult trading conditions. Over the period there has been solid volume growth in Canadian Banking and improvement in our investment banking businesses. Spread compression in our banking and wealth management businesses unfavourably impacted revenue throughout most of the period due to the continuing low interest rate environment.

PCL has significantly decreased over the period from the elevated levels at the beginning of the period, reflecting continued stabilizing asset quality.

PBCAE has been subject to quarterly fluctuations, generally trending down in 2011 as a result of the completion of the sale of Liberty Life in the second quarter of 2011. The two preceding quarters were also impacted by lower costs due to decreased annuity sales following the announcement of the sale and leading up to the closing. Generally over the period there have been changes in the fair value of investments backing our policyholder liabilities which can cause volatility quarter to quarter, higher costs due to volume growth, actuarial liability adjustments and changes in claims experiences.

Non-interest expense has been subject to quarterly fluctuations generally trending upward mainly due to increased costs in support of business growth, higher pension expense largely in Canadian Banking, the inclusion of our BlueBay acquisition and higher variable compensation driven by higher commission-based revenue.

Our effective income tax rate has generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing

18        Royal Bank of Canada        Third Quarter 2011

income tax rates, a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period impacted our effective income tax rate.

Results by geographic segment (1)

	For the three months ended									For the nine months ended
	July 31 2011			April 30 2011			July 31 2010			July 31 2011			July 31 2010
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,808	$876	$1,106	$4,541	$1,235	$1,190	$4,230	$1,412	$1,018	$13,835	$3,490	$3,626	$12,798	$4,408	$3,363
Net income from continuing operations	$1,382	$80	$104	$1,253	$145	$181	$1,181	$105	$98	$3,901	$466	$682	$3,133	$572	$666
Net loss from discontinued operations	$–	$(1,658)	$–	$–	$(73)	$–	$–	$(108)	$–	$–	$(1,796)	$–	$–	$(269)	$–
Net income	$1,382	$(1,578)	$104	$1,253	$72	$181	$1,181	$(3)	$98	$3,901	$(1,330)	$682	$3,133	$303	$666

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 to our 2010 Annual Consolidated Financial Statements.

Continuing operations

Q3 2011 vs. Q3 2010

Net income in Canada was up $201 million, or 17% from the prior year. The increase was largely due to solid volume growth in Canadian Banking. Strong origination and M&A activity and higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by higher costs in support of business growth, increased staff costs including higher pension expense, increased marketing costs and higher sundry losses.

U.S. net income was down $25 million from last year, largely due to lower trading results mainly in our fixed income businesses, and lower transaction volumes in Wealth Management. The impact of the stronger Canadian dollar also contributed to the decrease. These factors were partially offset by lower PCL.

Other International net income increased $6 million, or 6%, from the previous year primarily due to higher trading results as the previous year included a loss related to assets hedged with MBIA, and the favourable accounting impact related to foreign currency translation on certain AFS securities. The impact of a weaker Canadian dollar against the Euro also contributed to the increase. These factors were partially offset by higher costs in support of business growth and higher PCL, largely due to two accounts in Caribbean banking.

Q3 2011 vs. Q2 2011

Net income in Canada was up $129 million, or 10%, from last quarter, largely due to the net favourable income tax adjustments in Corporate Support. The positive impact of seasonal factors, including additional days in the quarter and volume growth in Canadian Banking also contributed to the increase. These factors were partially offset by lower trading results, lower transaction volumes in Wealth Management due to challenging market conditions, increased staff costs and higher sundry losses in Canadian Banking. Last quarter included a gain on sale of Canadian Banking’s remaining Visa shares which favourably impacted net income for that quarter.

U.S. net income decreased $65 million, or 45%, from last quarter, mainly reflecting lower trading revenue driven by significantly lower client volumes in Capital Markets and lower transaction volumes in Wealth Management. These factors were partially offset by lower PCL.

Other International net income decreased $77 million, or 43%, from last quarter, mainly due to lower trading results in our fixed income businesses and higher PCL.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income in Canada was up $768 million, or 25% from a year ago mainly due to strong volume growth in Canadian Banking and strong growth in our origination and M&A activity. Higher average fee-based client assets in Wealth Management and lower PCL also contributed to the increase. These factors were partially offset by increased staff costs including higher pension expense and higher costs in support of business growth.

U.S. net income decreased $106 million, or 19%, from the previous year, primarily due to higher costs in support of infrastructure investments and business growth in Capital Markets and the impact of the stronger Canadian dollar. Lower transaction volumes in Wealth Management and lower fixed income trading results in Capital Markets also contributed to the decrease. These factors were partially offset by lower PCL.

Other International net income was up $16 million, or 2%, from a year ago mainly due to lower PCL and lower reinsurance claims costs. These factors were largely offset by lower trading results in our fixed income businesses and higher costs in support of infrastructure investments and business growth in Capital Markets.

U.S. net loss from discontinued operations

Net loss from discontinued operations of $1,658 million compared to a loss of $108 million a year ago, largely due to the net loss on the announced sale of our U.S. regional retail banking operations.

Net loss of $1,796 million for the nine months ended July 31, 2011, compared to a net loss of $269 million in the prior year, also largely due to the net loss on the announced sale of our U.S. regional retail banking operations noted above.

For further details on the announced sale of our U.S. regional retail banking operations, refer to Key corporate events of 2011 in the Financial performance section and Note 7 to our Interim Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2011        19

Financial condition

Condensed balance sheets (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2011	2011	2010
Assets	$12,510	$8,361	$8,156
Cash and due from banks	11,548	13,223	11,420
Interest-bearing deposits with banks	193,060	203,142	189,024
Securities
Assets purchased under reverse repurchase agreements and securities borrowed	76,900	79,830	68,200
Loans (net of allowance for loan losses)
Retail loans	224,452	217,706	210,221
Wholesale loans	64,794	61,193	59,359
Other – Derivatives	85,228	82,577	96,370
– Other	62,078	62,885	61,674
Total assets	$730,570	$728,917	$704,424
Liabilities and shareholders’ equity
Deposits	$437,775	$423,734	$400,177
Other – Derivatives	88,117	85,762	100,000
– Other	154,930	168,377	156,114
Subordinated debentures	7,617	7,603	6,661
Trust capital securities	–	742	744
NCI in subsidiaries	1,920	2,264	2,215
Total liabilities	$690,359	$688,482	$665,911
Total shareholders’ equity	40,211	40,435	38,513
Total liabilities and shareholders’ equity	$730,570	$728,917	$704,424

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 of our 2010 Annual Consolidated Financial Statements.

Q3 2011 vs. Q3 2010

Total assets were up $26 billion, or 4%, from the previous year.

Securities were up $4 billion, or 2%, primarily from an increase in trading volumes in our equity trading business and from increased positions in government debt instruments in support of business activity, including in our European Government Bond (EGB) trading business.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $9 billion, or 13%, mainly attributable to new business activity, including our EGB trading business and from higher market activity in certain businesses.

Loans were up $20 billion, or 7%, predominantly due to solid volume growth in Canadian home equity products and growth in wholesale loans.

Derivative assets decreased $11 billion, or 12%, mainly attributable to increased positions with a central counterparty and lower fair values on foreign exchange contracts due to the depreciation of the U.S. dollar against other major currencies. This decrease was partially offset by increased fair values on interest rate swaps and cross currency interest rate swaps.

Total liabilities were up $24 billion, or 4%, from the previous year.

Deposits increased $38 billion, or 9%, mainly reflecting an increase in fixed term deposits due to an increase in our internal funding requirements and demand for our high-yield savings and other products offerings in our retail business through various channels.

Derivative liabilities decreased $12 billion, or 12%, mainly due to the same reasons as above in derivative assets.

Subordinated debentures increased $1 billion, or 14% mainly due to the net issuance of subordinated debt.

Shareholders’ equity increased $2 billion, or 4%, largely reflecting earnings, net of dividends.

Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets and our total liabilities by approximately $3 billion due to the strengthening of the Canadian dollar compared to last year.

Q3 2011 vs. Q2 2011

Total assets increased $2 billion from the prior quarter largely due to higher loan balances reflecting volume growth in home equity products and growth in wholesale loans. These factors were partially offset by a decrease in our securities largely related to lower trading activities in our fixed income businesses due to difficult trading conditions. Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed mainly attributable to lower market activities in certain businesses also contributed to the decrease.

Total liabilities increased $2 billion from the prior quarter mainly due to deposits which increased for the reasons noted above. This was largely offset by lower Other liabilities related to securities sold short mainly reflecting lower trading activities in our fixed income businesses due to difficult trading conditions.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2010 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q3 2011 (Three months ended)

During the quarter we securitized $3.6 billion of Canadian residential mortgages, of which $1.6 billion were sold and the remaining $2 billion (notional value) were retained. We did not securitize any credit card loans during the three months ended July 31, 2011.

Q3 2011 (Nine months ended)

For the nine months ended July 31, 2011, we securitized $12 billion of Canadian residential mortgages, of which $6.5 billion were sold and the remaining $5.5 billion (notional value) were retained. We also securitized $1.3 billion in credit card loans during the nine months ended July 31, 2011.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs) which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to Note 1 and Note 6 to our 2010 Annual Consolidated Financial Statements for information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

20        Royal Bank of Canada        Third Quarter 2011

	As at
	July 31 2011		April 30 2011		July 31 2010
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests (3):
Multi-seller conduits (4)	$22,498	$22,811	$21,007	$21,294	$22,721	$23,030
Structured finance VIEs (5)	4,166	1,897	4,233	2,035	4,778	2,064
Credit investment product VIEs	251	18	249	18	515	19
Investment funds	128	34	108	34	109	33
Other	312	88	198	52	210	80
	$27,355	$24,848	$25,795	$23,433	$28,333	$25,226

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2010 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Upon the adoption of International Financial Reporting Standards (IFRS) on November 1, 2011, certain VIEs will be consolidated or deconsolidated.
(4)	Represents multi-seller conduits that we administer.
(5)	The July 31, 2010 comparatives have been revised to present information related to a certain entity on a net basis that was previously presented on a gross basis. The total gross and net assets related to this entity as at July 31, 2010 were $3,946 million and $448 million, respectively.

Our maximum exposure to loss has decreased since the prior year due to overall lower client demand primarily in RBC-administered multi-seller conduits. Improved business conditions during the quarter have resulted in higher activity in the multi-seller conduits and a corresponding increase in our maximum exposure to loss compared to the prior quarter.

Approximately 94% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 94% in the prior year and 93% in the prior quarter. For multi-seller conduits, 99% of assets were internally rated A or above compared to 96% in the prior year and 97% in the prior quarter.

All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

For structured finance VIEs, 83% of assets were internally rated A or above compared to 98% in the prior year and 83% in the prior quarter. The decline in the quality of the structured finance VIE portfolio from the prior year primarily relates to two student loan trusts which were downgraded due to concerns relating to asset performance and trust governance.

Approximately 77% of the assets in unconsolidated VIEs were originated in the U.S. compared to 76% in the prior year and 77% in the prior quarter. Approximately 13% of the assets in unconsolidated VIEs were originated in Canada compared to 14% in the prior year and 13% in the prior quarter. The decrease in assets originated in Canada since the prior year primarily reflects the amortization of existing transactions.

The assets in unconsolidated VIEs as at July 31, 2011 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. There are no asset-backed securities in the Canadian multi-seller conduits and $1.7 billion in our U.S. multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $22.9 billion, a decrease of $225 million or 1% from the prior year and an increase of $1.5 billion or 7% from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.4 billion, a decrease of $162 million from the prior year and a decrease of $2 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.2 billion, a decrease of $109 million from the prior year and an increase of $79 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year primarily reflects the strengthening of the Canadian dollar. The increase compared to the prior quarter reflects the improved business conditions during the period which has led to a slight expansion of the outstanding securitized assets of the multi-seller conduits.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $15.2 billion, an increase of $1.4 billion or 10% since the prior year and an increase of $735 million, or 5% from the prior quarter. The rating agencies that rate the ABCP rated 71% of the total amount issued within the top ratings category and the remaining amount in the third highest ratings category compared with 67% in the prior year and 70% in the prior quarter. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior year and prior quarter is primarily due to increased client usage partially offset by amortization of existing transactions.

We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $162 million, an increase of $146 million from the prior year and $144 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $69 billion compared to $74 billion in the prior year and $68 billion in the prior quarter. The decline compared to the prior year relates primarily to fewer credit derivatives and stable value products. For further details on Guarantees, refer to Note 14 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2011        21

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector (1)

	As at
	July 31 2011						April 30 2011	July 31 2010
	Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (2)	Total exposure (1)	Total exposure (1)	Total exposure (1)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages	$135,146	$20	$16	$–	$–	$135,182	$130,373	$128,315
Personal	84,189	73,351	58	–	–	157,598	153,373	138,114
Credit cards	9,966	30,461	–	–	–	40,427	39,673	36,264
Small business (3)	2,507	4,027	44	–	–	6,578	6,532	5,816
Retail	$231,808	$107,859	$118	$–	$–	$339,785	$329,951	$308,509
Business (3)
Agriculture	$4,893	$553	$25	$–	$14	$5,485	$5,488	$5,339
Automotive	3,337	2,324	174	–	492	6,327	6,129	5,690
Consumer goods	5,880	2,523	483	–	217	9,103	9,013	8,998
Energy	6,034	12,482	2,337	–	1,683	22,536	20,611	17,720
Non-bank financial services	3,221	5,883	7,152	75,370	6,345	97,971	101,637	97,334
Forest products	856	359	101	–	4	1,320	1,256	1,302
Industrial products	4,074	2,221	320	–	138	6,753	6,846	6,646
Mining & metals	1,008	1,692	668	–	126	3,494	3,047	3,041
Real estate & related	18,787	3,165	1,048	–	239	23,239	22,206	23,388
Technology & media	2,791	3,381	174	–	468	6,814	6,696	6,166
Transportation and environment	4,351	1,969	605	–	476	7,401	7,169	7,733
Other	21,406	5,338	6,490	14,041	4,587	51,862	50,841	53,304
Sovereign (3)	4,970	3,474	25,936	9,675	9,588	53,643	51,437	45,105
Bank (3)	2,304	495	52,241	77,537	30,925	163,502	164,319	136,435
Wholesale	$83,912	$45,859	$97,754	$176,623	$55,302	$459,450	$456,695	$418,201
Total exposure	$315,720	$153,718	$97,872	$176,623	$55,302	$799,235	$786,646	$726,710

(1)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credits are included in Personal.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Refer to Note 4 to our 2010 Annual Consolidated Financial Statements for the definition of these terms.

Q3 2011 vs. Q3 2010

Total gross credit risk exposure increased $73 billion, or 10%, from a year ago, reflecting increases in both retail and wholesale portfolios.

Retail exposure increased $31 billion, or 10%, predominantly due to solid retail lending growth mainly as a result of volume growth in Canadian home equity products. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages account for 22% of our residential mortgage portfolio and secured personal lending represents 56% of personal loans outstanding.

Wholesale exposure increased $41 billion, or 10%, mainly reflecting increases in repo-style transactions and other exposures. Repo-style transactions increased $24 billion, primarily in bank, mainly attributable to new business activity, including our EGB trading business and higher market activity in certain businesses. Other exposure increased $8 billion, mostly in bank, largely due to higher other balances. Undrawn commitments increased $6 billion, largely in the energy and automotive sectors. The loan utilization rate increased slightly by 2%, to 42% from the prior year.

Q3 2011 vs. Q2 2011

Total gross credit risk exposure increased $13 billion, or 2%, from the prior quarter.

Retail exposure increased $10 billion, or 3%, largely due to the same reasons as previously discussed.

Wholesale exposure increased $3 billion, or 1%, with increases in exposure types mainly within lending-related and other. Loans and acceptances outstanding increased $4 billion, across most sectors. Undrawn commitments increased $3 billion, largely in the energy sector. Other exposure also increased $2 billion with an increase in other balances partially offset by a decrease in guarantees exposure. These increases were partially offset by a decrease of $6 billion largely in repo-style transactions mainly reflecting lower market activity in certain businesses during the quarter.

Credit exposure to certain European countries

	As at July 31, 2011									As at October 31, 2010
	Outstanding loans and acceptances				Other exposure (1)					Outstanding loans and acceptances				Other exposure (1)
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Total
Spain	$105	$–	$–	$105	$146	$166	$421	$733	$838	$–	$–	$–	$–	$101	$450	$113	$664	$664
Ireland	–	134	–	134	14	2	197	213	347	–	17	–	17	18	5	620	643	660
Italy	–	–	–	–	114	120	47	281	281	–	–	–	–	78	10	57	145	145
Greece	–	–	–	–	10	–	–	10	10	–	–	–	–	5	–	–	5	5
Portugal	–	–	–	–	15	2	7	24	24	–	–	–	–	15	1	27	43	43
Total	$105	$134	$–	$239	$299	$290	$672	$1,261	$1,500	$–	$17	$–	$17	$217	$466	$817	$1,500	$1,517

(1)	Other exposure is largely comprised of derivative counterparty credit, net of $1 billion in collateral, as at July 31, 2011 ($1 billion as at October 31, 2010), securities, and undrawn credit commitments.

During the period, economic uncertainty related to certain European countries including Spain, Ireland, Italy, Greece and Portugal continued to increase. As of July 31, 2011, based on internal risk management measures, our combined credit exposure to these countries, including sovereign and financial counterparties or borrowers was approximately $1.5 billion. This exposure was largely investment grade rated with limited direct sovereign exposure.

22        Royal Bank of Canada        Third Quarter 2011

Credit quality performance – continuing basis

Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Canadian Banking	$254	$247	$284	$758	$904
International Banking	37	12	31	60	96
Capital Markets	8	(5)	(9)	(24)	42
Corporate Support (1)	(24)	(13)	(29)	(54)	(85)
Canada (2)
Residential mortgages	$(1)	$–	$(1)	$4	$3
Personal	99	95	104	299	333
Credit cards	92	99	95	285	309
Small business	8	11	8	28	36
Retail	198	205	206	616	681
Wholesale	30	20	25	67	98
Specific PCL	228	225	231	683	779
United States (2)
Retail	$3	$–	$–	$3	$–
Wholesale	(12)	4	17	(27)	64
Specific PCL	(9)	4	17	(24)	64
Other International (2)
Retail	$8	$5	$14	$22	$29
Wholesale	48	7	16	57	80
Specific PCL	56	12	30	79	109
Total specific PCL	275	241	278	738	952
General provision (1)	–	–	(1)	2	5
Total PCL	$275	$241	$277	$740	$957

(1)	PCL in Corporate Support primarily comprises the general provision from continuing operations and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and PCL in Wealth Management. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q3 2011 vs. Q3 2010

Total PCL of $275 million was down slightly from the prior year.

Specific PCL in Canadian Banking decreased $30 million, or 11%, largely due to lower write-offs in our credit card portfolio driven by fewer bankruptcies, and lower provisions in our business lending portfolio reflecting improved economic conditions. Lower provisions in our unsecured personal loans also contributed to the decrease.

Specific PCL in International Banking increased $6 million, or 19%, largely due to higher provisions in our Caribbean commercial portfolio primarily related to two accounts. This was partially offset by lower provisions in our Caribbean retail portfolio.

Specific PCL of $8 million in Capital Markets compared to a recovery of $9 million a year ago largely reflecting a single loan in our corporate portfolio in the transportation and environment sector, partially offset by recoveries.

Q3 2011 vs. Q2 2011

Total PCL increased $34 million, or 14%, from last quarter reflecting higher specific PCL.

Specific PCL in Canadian Banking increased $7 million, or 3%, mainly reflecting higher provisions in our business lending portfolio driven by lower recoveries, partially offset by lower write-offs in our credit card portfolio, driven by fewer bankruptcies.

Specific PCL in International Banking increased $25 million, largely reflecting higher provisions in our Caribbean commercial portfolio mainly related to two accounts.

Specific PCL of $8 million in Capital Markets compared to a recovery of $5 million from last quarter for the same factors as noted above.

Q3 2011 vs. Q3 2010 (Nine months ended)

Total PCL of $740 million decreased $217 million, or 23%, from last year primarily due to a decrease in specific PCL of $214 million.

Specific PCL in Canadian Banking decreased $146 million, or 16%, due to lower write-offs in our credit card portfolio, driven by fewer bankruptcies. Lower provisions in our business and unsecured personal lending portfolios, reflecting improved economic conditions, also contributed to the decrease.

Specific PCL in International Banking decreased $36 million, or 38%, largely reflecting lower provisions in our Caribbean commercial portfolio.

During the current period, we had a recovery of PCL in Capital Markets of $24 million comprised of several accounts as compared to a provision of $42 million in the prior year.

Gross impaired loans

	For the three months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Canadian Banking	$1,313	$1,388	$1,314
International Banking	722	634	678
Capital Markets	261	194	497
Corporate Support and Other	68	71	146
Canada
Retail	$814	$835	$723
Wholesale	579	611	803
United States
Retail	$6	$–	$–
Wholesale	134	164	385
Other International
Retail	$237	$250	$258
Wholesale	594	427	466
Total GIL	$2,364	$2,287	$2,635

Q3 2011 vs. Q3 2010

Total gross impaired loans (GIL) decreased $271 million, or 10%, from a year ago.

GIL in Canadian Banking was flat to last year, reflecting lower impaired loans in our business lending portfolio, mostly offset by higher impaired loans in our residential mortgage and personal lending portfolios.

GIL in International Banking increased $44 million, or 6%, largely due to higher impaired loans in our Caribbean commercial portfolios, for the same factors as noted above in the PCL section.

GIL in Capital Markets decreased $236 million, or 47%, primarily due to lower impaired loans related to clients in the other services, real estate and automotive sectors primarily reflecting loan sales and repayments.

Q3 2011 vs. Q2 2011

Total gross impaired loans (GIL) increased $77 million, or 3%, as compared to the prior quarter.

GIL in Canadian Banking decreased $75 million, or 5%, largely due to write-offs in our business lending portfolio and lower impaired loans in our residential mortgage portfolio.

GIL in International Banking increased $88 million, or 14%, largely due to higher impaired loans in our Caribbean commercial portfolios for the same factors as noted above in the PCL section.

GIL in Capital Markets increased $67 million, or 35%, mainly due to a new impaired loan relating to a single corporate account as noted above in the PCL section.

Royal Bank of Canada        Third Quarter 2011        23

Allowance for credit losses (ACL)

	As at
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Specific ACL
Canada	$362	$361	$418
United States	54	58	99
Other International	247	205	258
Total specific ACL	663	624	775
General allowance
Retail	$877	$880	$849
Wholesale	524	522	554
Total general allowance	1,401	1,402	1,403
Total ACL	$2,064	$2,026	$2,178

Q3 2011 vs. Q3 2010

Total allowance for credit losses (ACL) decreased $114 million, or 5%, from a year ago, mainly due to a $112 million decrease in the specific allowance, reflecting overall improving asset quality and the same factors as noted above in the PCL section.

Q3 2011 vs. Q2 2011

Total ACL was up $38 million, or 2%, from the prior quarter, mainly due to a $39 million increase in the specific allowance, reflecting the same factors as noted above in the PCL section.

Market risk

The following table shows VaR for trading activities under the internal models-based approach, for which we have been granted approval by OSFI. Regulatory capital for market risk is allocated based on VaR only for those activities that have approval to use the internal models based approach. The table also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaR values.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the internal models-based approach.

VaR by major risk category

	VaR used for Internal Model-Based Approach
	July 31, 2011				April 30, 2011		July 31, 2010
	As at July 31	For the three months ended			As at Apr. 30	For the three months ended	As at July 31	For the three months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$19	$19	$28	$12	$24	$21	$21	$18
Foreign exchange	2	2	3	1	2	2	4	5
Commodities	2	2	3	1	3	3	2	2
Interest rate	21	23	29	19	25	27	41	51
Credit specific	19	19	24	18	22	22	19	20
Diversification	(25)	(27)	(34)	(22)	(31)	(38)	(40)	(41)
VaR	$38	$38	$49	$29	$45	$37	$47	$55

	July 31, 2011				July 31, 2010
	As at July 31	For the nine months ended			As at July 31	For the nine months ended
(C$ millions)		Average	High	Low		Average
Equity	$19	$19	$28	$9	$21	$16
Foreign exchange	2	2	8	1	4	5
Commodities	2	2	4	–	2	3
Interest rate	21	28	41	19	41	46
Credit specific	19	20	24	18	19	17
Diversification	(25)	(33)	(52)	(22)	(40)	(37)
VaR	$38	$38	$49	$29	$47	$50

Internal models-based approach

Q3 2011 vs. Q3 2010

Average VaR of $38 million decreased $17 million compared to a year ago, largely due to the decrease in Interest Rate VaR. Interest Rate VaR decreased significantly due to the runoff of the historical scenarios from late 2008 from the VaR model which reflected higher volatility levels in the prior period. The decrease also reflected some risk reduction activities in global fixed income trading portfolios during the quarter and the impact of a stronger Canadian dollar on foreign-denominated portfolios.

Q3 2011 vs. Q2 2011

Average VaR of $38 million for the quarter was flat from the previous quarter. The decrease in diversification from 51% to 42% was largely offset by the decrease in Interest Rate VaR which reflected some risk reduction activities in global fixed income trading portfolios during the quarter and the decrease in Credit Specific VaR driven by the reduction of certain high yield positions.

Q3 2011 vs. Q3 2010 (Nine months ended)

Average VaR of $38 million decreased $12 million from the prior year. The decrease was mainly driven by a decrease in Interest Rate VaR, an increase in diversification from 43% to 46% and the impact of a stronger Canadian dollar on foreign-dominated portfolios.

Management VaR

In addition, for management purposes we calculate VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by OSFI. Products under the

24        Royal Bank of Canada        Third Quarter 2011

standardized approach for capital that are captured under Management VaR include Agency and non-Agency mortgage-backed securities, BOLI, certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated with the same techniques applied to positions under the internal models-based approach. Management VaR, therefore, includes all of our trading activities, regardless of capital treatment. It is being disclosed to ensure alignment between external disclosure and internal management measures that incorporate all trading activities.

As is the case for internal models-based approach, VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the Management VaR.

	Management VaR
	July 31, 2011				April 30, 2011		July 31, 2010
	As at July 31	For the three months ended			As at Apr. 30	For the three months ended	As at July 31	For the three months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$15	$10	$16	$7	$11	$11	$14	$15
Foreign exchange	2	2	3	1	2	2	4	6
Commodities	2	2	3	1	3	4	5	4
Interest rate	40	42	48	38	45	47	61	65
Credit specific	19	19	24	18	21	21	19	20
Diversification	(27)	(26)	(32)	(21)	(28)	(30)	(34)	(40)
VaR	$51	$49	$57	$43	$54	$55	$69	$70

	July 31, 2011				July 31, 2010
	As at July 31	For the nine months ended			As at July 31	For the nine months ended
(C$ millions)		Average	High	Low		Average
Equity	$15	$11	$19	$7	$14	$15
Foreign exchange	2	2	8	1	4	5
Commodities	2	3	6	1	5	4
Interest rate	40	47	61	38	61	59
Credit specific	19	20	24	18	19	17
Diversification	(27)	(29)	(40)	(20)	(34)	(40)
VaR	$51	$54	$67	$43	$69	$60

Q3 2011 vs. Q3 2010

The average Management VaR of $49 million decreased $21 million compared to a year ago, largely due to the runoff of the historical scenarios from late 2008 from the VaR model which reflected higher volatility levels in the prior period. The decrease also reflected some risk reduction activities in global fixed income trading portfolios during the quarter and the impact of a stronger Canadian dollar on foreign-denominated portfolios.

Q3 2011 vs. Q2 2011

Average Management VaR of $49 million decreased $6 million from the previous quarter, largely due to the decrease in Interest Rate VaR. Interest Rate VaR decreased significantly due to the runoff of the historical scenarios as noted above as well as some risk reduction activities in global fixed income trading portfolios during the quarter.

Q3 2011 vs. Q3 2010 (Nine months ended)

Average Management VaR of $54 million was down $6 million from the prior year, largely due to the runoff of the historical scenarios as noted above as well as some risk reduction activities in global fixed income trading portfolios during the quarter. These factors were partially offset by the decrease in diversification from 40% to 35%.

Trading revenue and VaR (1), (C$ millions)

(1)	Trading revenue on a teb excluding revenue related to consolidated VIEs.

During the quarter, there were 20 days with net trading losses, with no losses exceeding VaR. The trading losses reflected continued deterioration in trading conditions driving significantly lower trading revenue primarily in our fixed income businesses. The largest loss occurred on July 20, 2011, totaling $13 million and was primarily due to credit valuation adjustments related to wider counterparty credit spreads and unfavourable movements in certain markets.

Royal Bank of Canada        Third Quarter 2011        25

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the third quarter of 2011, our interest rate risk exposure was well within our target level.

	July 31 2011							April 30 2011		July 31 2010
	Economic value of equity risk				Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total		Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(425)	$8	$(417)	$	151	$40	$191	$(290)	$204	$(151)	$141
100bp decrease in rates	372	(28)	344		(140)	(18)	(158)	211	(203)	84	(157)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations, including both continuing and discontinued operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2010 Annual Report. We continue to monitor and, as appropriate, modify our risk practices to align with local regulatory developments and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, have increased by .5% during the quarter and represent 61% of our total deposits, unchanged since last reported as at April 30, 2011.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts.

On December 13, 2010, Moody’s Investors Service (Moody’s) revised our senior long-term debt rating to Aa1 from Aaa and our outlook from negative to stable. We view this as a minor rating change that did not have a material impact on our liquidity and funding access or liability composition. Otherwise, our ratings and outlooks remain unchanged from December 2, 2010.

The following table presents our major credit ratings and outlooks as at August 25, 2011.

As at August 25, 2011 (1)
	Short-term debt	Senior long-term debt	Outlook
Moody’s	P-1	Aa1	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	July 31 2011					April 30 2011	July 31 2010
(C$ millions) (1), (2)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$14,026	$20,088	$15,763	$12,593	$62,470	$62,222	$52,338
Covered bonds	179	2,866	3,167	3,478	9,690	9,272	8,125
Subordinated debentures	71	–	249	7,368	7,688	7,733	6,727
	$14,276	$22,954	$19,179	$23,439	$79,848	$79,227	$67,190

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.
(2)	Obligations under leases are only disclosed on an annual basis.

26        Royal Bank of Canada        Third Quarter 2011

Capital management

The following provides a discussion on our regulatory capital, risk-weighted assets (RWA) and capital ratios on a consolidated basis.

Regulatory capital, risk-weighted assets (RWA) and capital ratios

	Basel II
	As at
(C$ millions, except percentage and multiple amounts)	July 31 2011	April 30 2011	July 31 2010
Capital
Tier 1 capital	$34,371	$34,551	$33,466
Total capital	39,578	39,824	36,762
Risk-weighted assets
Credit risk	$194,098	$188,683	$193,645
Market risk	26,593	24,382	27,287
Operational risk	40,324	40,170	37,834
Total risk-weighted assets	$261,015	$253,235	$258,766
Capital ratios and multiples
Tier 1 capital ratio	13.2%	13.6%	12.9%
Total capital ratio	15.2%	15.7%	14.2%
Assets-to-capital multiple (1)	16.4X	16.3X	16.5X
Tier 1 common ratio (2)	10.3%	10.3%	9.6%

(1)	The Assets-to-Capital multiple as at April 30, 2011 has been restated to reflect the correction of the GAA amount pertaining to that period.
(2)	Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.

Our capital position remained strong during the quarter through internal capital generation from earnings from continuing operations. The loss this quarter on the announced sale of our U.S. regional retail banking operations was partially offset by the corresponding lower deduction of goodwill in our Tier 1 capital. Our capital ratios remain well above OSFI regulatory targets.

Q3 2011 vs. Q3 2010

As at July 31, 2011, our Tier 1 capital ratio was 13.2% and our Total capital ratio was 15.2%.

Our Tier 1 capital ratio was up 30 bps from last year largely due to internal capital generation, partially offset by the redemption of innovative Tier 1 capital instruments this quarter and higher unrealized foreign currency translation losses.

Total capital ratio was up 100 bps due to the factors noted above, as well as a lower deduction for insurance from the sale of Liberty Life which closed in the second quarter of 2011, and the net issuance of subordinated debentures.

RWA were up $2.2 billion, or 1%, primarily as a result of higher Operational risk RWA due to higher gross revenue, partially offset by lower Market risk RWA mainly reflecting the runoff of the historical scenarios from late 2008 from the VaR model which reflected higher volatility levels in the prior period.

As at July 31, 2011, our Assets-to-capital multiple was 16.4 times compared to 16.5 times a year ago due to higher capital, partially offset by higher gross adjusted assets (GAA).

Q3 2011 vs. Q2 2011

Our Tier 1 capital ratio was down 40 bps from the previous quarter, largely due to higher RWA, the redemption of innovative Tier 1 capital instruments this quarter and the loss from discontinued operations. These factors were partially offset by capital from earnings generation from continuing operations.

Our Total capital ratio was down 50 bps mainly due to the factors noted above.

RWA were up $7.8 billion, or 3%, as a result of higher Credit risk RWA, primarily due to an increase in wholesale and retail exposures, and higher Market risk RWA largely driven by higher balances in mortgage-backed securities portfolio under the standardized approach.

Our Assets-to-capital multiple was 16.4 times compared to 16.3 times last quarter, due to higher GAA and lower capital.

Selected capital management activity

	For the three months ended			For the nine months ended
	July 31, 2011			July 31, 2011
(C$ millions, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Business acquisitions related		6,412	$324		6,412	$324
Dividend reinvestment plan (DRIP) (1)		893	54		1,820	106
Stock option exercised (2)		622	20		2,465	77
Employee savings and share ownership plans (3)		–	–		1,138	63
Redemption of innovative capital instruments
RBC TRuCS Series 2011 (4)	June 30, 2011		750	June 30, 2011		750
Tier 2
Issuance of November 2, 2020 subordinated debentures (4)				November 1, 2010		1,500
Redemption of April 12, 2016 subordinated debentures (4)				April 12, 2011		400

(1)	Our DRIP was funded through open market share purchases for the three months ended January 31, 2011 and through treasury shares for the three months ended April 30, 2011 and July 31, 2011.
(2)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Shares were issued from treasury under the employee savings and share ownership plans. For further details, refer to Note 21 to our 2010 Audited Consolidated Financial Statements.
(4)	For further details, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2011        27

Selected share data (1)

	As at July 31, 2011
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,436,757	$13,948
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	50	1
Treasury shares – common	(1,379)	(62)
Exchangeable shares of RBC PH&N Holdings Inc. (4)	–	–
Stock options
Outstanding	14,917
Exercisable	9,147
Dividends
Common		776
Preferred		64

(1)	For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010 we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	On May 2, 2011, RBC exercised its call right on all outstanding Class B exchangeable shares of RBC PH&N Holdings Inc. and issued RBC common shares in exchange. Prior to the exchange, an accumulated dividend of $38.5 million was paid on these shares.

As at August 19, 2011, the number of outstanding common shares and stock options was 1,436,769,301 and 14,905,375, respectively. As at August 19, 2011, the number of Treasury shares – preferred and Treasury shares – common was (3,671) and 1,207,729, respectively.

Economic capital

	For the three months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010
Credit risk	$10,250	$9,750	$8,450
Market risk (trading and non-trading)	4,400	4,100	3,850
Operational risk	4,150	4,300	2,950
Business and fixed asset risk	2,900	2,950	2,100
Insurance risk	600	600	450
Risk capital	$22,300	$21,700	$17,800
Goodwill and intangibles	9,550	9,550	8,450
Economic capital	$31,850	$31,250	$26,250
Under attribution of capital	950	550	3,600
Average common equity from discontinued operations	2,900	3,600	3,650
Average common equity	$35,700	$35,400	$33,500

We revised our economic capital methodology, prospectively, effective the first quarter of 2011. For further details, refer to the How we measure and report our business segments section.

The following provides a discussion of our Economic capital from continuing operations.

Q3 2011 vs. Q3 2010

Economic capital increased $5.6 billion, mainly due to the change in the capital allocation methodology of which $4.9 billion was attributed across different risk types and business segments. The remaining $700 million was largely due to higher goodwill and intangibles from the acquisition of BlueBay. These factors were partially offset by lower Credit risk and lower Market risk (excluding the capital allocation methodology change). The decrease in Credit risk was due to a reduction in the capital rate for non accrual loans and the decrease in Market risk was due to lower credit value adjustment charges resulting from reduced impact of the credit crisis during late 2008 and early 2009 on counterparty risk calculations.

Q3 2011 vs. Q2 2011

Economic capital increased $600 million mainly due to a higher allocation of unattributed capital, partially offset by a decrease in Operational risk and Business risk from lower gross revenue in the current period.

Impact of regulatory capital on the adoption of IFRS

For further details, refer to the Future adoption of International Financial Reporting Standards in the Accounting and control matters section.

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .2% of our total assets as at July 31, 2011 compared to .3% in the prior year.

Q3 2011 vs. Q3 2010

Of our total holdings of residential mortgage-backed securities (RMBS), holdings with a fair value of $308 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA. The increase in our U.S. subprime RMBS exposure of $104 million compared to last year was primarily due to the termination of the swaps in the first quarter of 2011, net of hedging and sale of securities. Of this potential exposure, over 25% of our related holdings are rated A and above, compared to over 48% in the prior year; the decrease was mainly due to the termination of the swaps as discussed above. As at July 31, 2011, U.S. subprime RMBS

28        Royal Bank of Canada        Third Quarter 2011

holdings rated AAA, comprised 1% of total U.S. subprime RMBS holdings, compared to 5% in the prior year. Exposure to U.S. subprime loans of $209 million as at July 31, 2011, represented .03% of total assets, and was $202 million lower than last year, partly due to principal pay downs and the impact of the stronger Canadian dollar.

Of our total holdings of RMBS, holdings with a fair value of $284 million, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $368 million from the prior year mainly due to the sale of our holdings and the impact of the stronger Canadian dollar. Less than 46% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $729 million as at July 31, 2011, representing .1% of total assets and a decrease of $362 million from the prior year primarily due to the impact of the stronger Canadian dollar and the sale of our holdings.

Of our total holdings of CDOs, holdings of $16 million may be exposed to U.S. subprime or Alt-A risk. Our CDOs were previously hedged with credit default swaps insured by MBIA. These swaps were terminated during the first quarter of 2011. Our exposure reflects a decrease of $3 million from the prior year, net of hedging. The fair value of our Corporate CDOs, net of hedging of $2.3 billion as at July 31, 2011, increased $2 billion from last year mainly due to the termination of the direct monoline insurance protection provided by MBIA in the first quarter of 2011. For further details on the termination of the credit default swaps insured by MBIA refer to the Key corporate events of 2011 in the Financial performance section.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at July 31, 2011
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$308	$284	$16	$608
Fair value of securities net of hedging by rating
AAA	$4	$44	$–
AA	52	14	–
A	23	57	–
BBB	57	37	–
Below BBB-	172	132	16
Total	$308	$284	$16	$608
Fair value of securities net of hedging by vintage
2003 (or before)	$14	$5	$–
2004	48	73	–
2005	208	76	16
2006	38	35	–
2007 and greater	–	95	–
Total	$308	$284	$16	$608
Amortized cost of subprime/Alt-A mortgages (whole loans)	$159	$642	$–	$801
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$50	$87	$–	$137
Total subprime and Alt-A exposures, net of hedging	$517	$1,013	$16	$1,546

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:

100bp increase in credit spread	$(8)	$(9)
100bp increase in interest rates	(3)	14
20% increase in default rates	1	(15)
25% decrease in pre-payment rates	(4)	(8)

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2011, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at July 31, 2011 were $5,256 million which was .7% of our total assets.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $194 million as at July 31, 2011.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures. For further details, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2011        29

Accounting and control matters

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2010 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 56 to 58 of our 2010 Annual Report.

Changes in accounting policies and estimates

Canadian GAAP

We did not adopt any new significant accounting policies during the quarter.

Future adoption of International Financial Reporting Standards (IFRS)

Our comparative transition year for reporting under IFRS began on November 1, 2010. On page 60 of our 2010 Annual Report, we provided an overview of the key steps and activities we have undertaken since 2008 that enabled this transition to occur. We have substantially completed the modifications to our policies, processes, and systems that we identified as being necessary in order to report our financial results under IFRS beginning in fiscal 2012, with fiscal 2011 comparatives.

We continue to regularly update our Audit Committee and Board of Directors regarding our transition progress, potential transition impacts and expected ongoing financial and business impacts. We also keep them apprised of IFRS accounting and related regulatory developments. For personnel involved in the conversion process and for those who have on-going financial reporting responsibilities, we continue to provide education and training sessions to address specifically identified needs.

Impact of adopting International Financial Reporting Standards

Our adoption of IFRS on November 1, 2011 will be impacted by our IFRS 1 elections and by our ongoing policy choices. IFRS 1 sets out the procedures that we must follow when we prepare our consolidated financial statements for the first time in accordance with IFRS. We expect to make IFRS 1 elections in connection with the following: classification of financial instruments, employee benefits, business combinations, insurance contracts, and cumulative translation adjustments. Information about these IFRS elections and our preliminary choices are described on page 60 of our 2010 Annual Report.

The IFRS 1 elections include some of the key areas that we expect will cause the most significant transition impacts which are: employee benefits, cumulative translation adjustments, securitization and variable interest entities (also referred to as derecognition and consolidation) and goodwill. On pages 60 and 61 of our 2010 Annual Report, we describe the differences in our accounting policies for these items between IFRS and Canadian GAAP and the financial statement line items that will be impacted. We also expect that our significant accounting policies under IFRS will be the same as our current policies under Canadian GAAP. The following is an update to our 2010 Annual Report related to the impacts on our opening IFRS balance sheet that have been identified to date:

Employee benefits

We expect to elect the IFRS option to recognize all cumulative actuarial gains and losses calculated under Canadian GAAP directly to Retained earnings. Information regarding our cumulative actuarial gains and losses as at October 31, 2010 is presented in Note 20 to our 2010 Annual Consolidated Financial Statements. As a result of this policy choice, our current estimated reduction in Shareholders’ equity and Tier 1 capital is approximately $1.4 billion.

Securitization

Under IFRS, the approach to derecognizing financial assets is significantly different than the approach under Canadian GAAP. We have determined that most of our securitizations will not qualify for derecognition under International Accounting Standard (IAS) 39, resulting in the associated assets and liabilities being recognized on our consolidated balance sheet and the gains previously recognized will be included as a transition adjustment, which will reduce Retained earnings. As a result of this change, our current estimate is that our Shareholders’ equity and our Tier 1 capital will decrease by approximately $500 million and $400 million, respectively.

Special Purpose Entities (Variable Interest Entities under Canadian GAAP)

Under IFRS, consolidation of an entity is determined on the basis of control, which is broader than the concepts of voting control and exposure to variable interests that are applied under Canadian GAAP. Our current determination is that as a result of this policy change, we will consolidate certain entities and deconsolidate others. Our current estimate is that our Shareholders’ equity and our Tier 1 capital will decrease by approximately $350 million and $300 million, respectively.

Goodwill

We are required to perform an impairment testing of goodwill upon transition to IFRS and we have substantially completed this test as at November 1, 2010 at the cash generating unit (CGU) level which, in some cases, is lower than that of reporting units under Canadian GAAP. The impairment test for goodwill compares the fair value of a CGU to its carrying value. To the extent that the fair value is below the carrying value, the deficiency is considered to be evidence of impairment. We performed impairment testing on 10 CGUs, the results of which indicated that goodwill of our U.S. Banking CGU was impaired; accordingly, a goodwill impairment of approximately $1.26 billion, net of taxes, will reduce Retained earnings on our opening IFRS balance sheet but it will have no impact on our Tier 1 capital ratio.

Capital management

Per OSFI’s Capital Adequacy Guidelines, financial institutions can elect to phase-in the impact of converting to IFRS on their regulatory capital reporting. We expect to make use of this election and phase-in the IFRS conversion impact on a straight-line basis over a five quarter period starting with our first quarter in 2012. This phase-in is expected to reduce the impact of converting to IFRS on our Tier 1 capital by $2 billion, from $2.45 billion to $450 million, for the first quarter in 2012.

30        Royal Bank of Canada        Third Quarter 2011

The following table shows the expected impact, based on current estimates, to our Shareholders’ equity and Tier 1 capital over the phase-in period.

			Estimated Impact with Phase-in (subject to change) (3)
(C$ millions)	Reduction to Shareholders’ Equity (1)	Reduction to Tier 1 Capital at Transition (2)	As at
			January 31 2012	April 30 2012	July 31 2012	October 31 2012	January 31 2013
Employee Benefits	$1,400	$1,400	$250	$550	$800	$1,100	$1,400
Securitization	500	400	100	150	250	300	400
Special Purpose Entities	350	300	50	100	200	250	300
Goodwill	1,260	–	–	–	–	–	–
Other transition impacts	140	350	50	150	200	300	350
Total	$3,650	$2,450	$450	$950	$1,450	$1,950	$2,450

(1)	Under IFRS, Total Equity is comprised of Equity attributable to shareholders and Non-controlling interest in subsidiaries. The impact reflected in this column relates to Equity attributable to shareholders.
(2)	The phase-in calculation will be based on the IFRS – Canadian GAAP differences in effect at November 1, 2011, which are not determinable at this time. For illustrative purposes, this table demonstrates the Tier 1 capital phase-in impact based on the November 1, 2010 transition adjustment amounts.
(3)	All Tier 1 capital amounts shown are under Basel II. We anticipate that the January 31, 2013 impact will be determined under Base III which, as indicated in the Regulatory environment section, is still being formulated.

We will continue to monitor developments in IFRS; accordingly, the estimates noted above may change. Significant developments may impact our IFRS 1 preliminary elections, the areas we expect to be most impacted by adopting IFRS, our capital positions and our accounting policies, including our election for accounting for interests in joint ventures given the revised standard issued by the IASB in May 2011 (IFRS 11, Joint Arrangements).

Discontinued operations

Our net loss for this quarter from discontinued operations will be $391 million under IFRS as compared to $1,658 million under Canadian GAAP, primarily due to the goodwill transition adjustment discussed earlier.

Disclosure controls and procedures

As at July 31, 2011, management evaluated, under the supervision of and with the participation of the President and

Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at July 31, 2011.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2010. For further information, refer to Note 27 to our 2010 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2011        31

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	July 31 2011	April 30 2011 (1)	October 31 2010 (1)	July 31 2010 (1)
Assets

Cash and due from banks	$12,510	$8,361	$8,442	$8,156
Interest-bearing deposits with banks	11,548	13,223	13,254	11,420
Securities (Note 3)
Trading	161,877	171,523	149,431	152,789
Available-for-sale	31,183	31,619	38,700	36,235
	193,060	203,142	188,131	189,024
Assets purchased under reverse repurchase agreements and securities borrowed	76,900	79,830	72,698	68,200
Loans (Note 4 and 5)
Retail	225,564	218,820	214,937	211,309
Wholesale	65,655	62,014	60,586	60,349
	291,219	280,834	275,523	271,658
Allowance for loan losses	(1,973)	(1,935)	(2,040)	(2,078)
	289,246	278,899	273,483	269,580
Other
Customers’ liability under acceptances	7,333	7,198	7,371	7,699
Derivatives (Note 6)	85,228	82,577	106,178	96,370
Premises and equipment, net	2,340	2,329	2,142	1,937
Goodwill	7,636	7,633	6,660	6,696
Other intangibles	1,963	1,879	1,714	1,828
Assets of discontinued operations (Note 7)	26,103	26,864	29,035	28,243
Other assets	16,703	16,982	17,098	15,271
	147,306	145,462	170,198	158,044
	$730,570	$728,917	$726,206	$704,424
Liabilities and shareholders’ equity

Deposits
Personal	$160,665	$154,282	$151,347	$149,377
Business and government	253,063	249,381	239,233	232,128
Bank	24,047	20,071	23,981	18,672
	437,775	423,734	414,561	400,177
Other
Acceptances	7,333	7,198	7,371	7,699
Obligations related to securities sold short	50,566	62,042	46,597	46,706
Obligations related to assets sold under repurchase agreements and securities loaned	42,401	43,619	41,207	44,436
Derivatives (Note 6)	88,117	85,762	108,908	100,000
Insurance claims and policy benefit liabilities	6,727	6,307	10,750	10,139
Liabilities of discontinued operations (Note 7)	19,301	19,034	19,849	20,055
Other liabilities	28,602	30,177	28,348	27,079
	243,047	254,139	263,030	256,114
Subordinated debentures (Note 10)	7,617	7,603	6,681	6,661
Trust capital securities	–	742	727	744
Non-controlling interest in subsidiaries	1,920	2,264	2,256	2,215
Shareholders’ equity (Note 10)
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,436,757,361, 1,428,829,650, 1,424,921,817, and 1,423,744,006)	13,948	13,550	13,378	13,340
Contributed surplus	223	219	236	232
Treasury shares – preferred (shares held – (50,260), 67,484, 86,400, and 79,500)	1	(2)	(2)	(2)
– common (shares held – 1,378,753, 229,576, 1,719,092, and 1,545,674)	(62)	5	(81)	(71)
Retained earnings	23,525	24,457	22,706	22,361
Accumulated other comprehensive loss	(2,237)	(2,607)	(2,099)	(2,160)
	40,211	40,435	38,951	38,513
	$730,570	$728,917	$726,206	$704,424

(1)	Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 7.

32        Royal Bank of Canada        Third Quarter 2011

Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2011	April 30 2011 (1)	July 31 2010 (1)	July 31 2011 (1)	July 31 2010 (1)
Interest income
Loans	$3,216	$3,157	$3,086	$9,681	$9,224
Securities	1,345	1,295	1,190	3,907	3,550
Assets purchased under reverse repurchase agreements and securities borrowed	192	173	128	536	319
Deposits with banks	20	26	14	73	37
	4,773	4,651	4,418	14,197	13,130

Interest expense
Deposits	1,257	1,319	1,182	3,979	3,523
Other liabilities	724	693	572	2,093	1,653
Subordinated debentures	85	90	76	267	226
	2,066	2,102	1,830	6,339	5,402
Net interest income	2,707	2,549	2,588	7,858	7,728

Non-interest income
Insurance premiums, investment and fee income	1,354	1,304	1,759	3,582	4,467
Trading revenue	(135)	294	(220)	894	1,054
Investment management and custodial fees	508	489	447	1,502	1,317
Mutual fund revenue	518	511	388	1,470	1,161
Securities brokerage commissions	305	345	313	997	966
Service charges	330	324	327	982	977
Underwriting and other advisory fees	363	352	295	1,210	856
Foreign exchange revenue, other than trading	160	172	175	500	444
Card service revenue	173	157	132	494	392
Credit fees	197	148	156	533	465
Securitization revenue (Note 5)	205	139	214	529	558
Net gain on available-for-sale securities (Note 3)	45	88	17	122	25
Other	60	94	69	278	159
Non-interest income	4,083	4,417	4,072	13,093	12,841
Total revenue	6,790	6,966	6,660	20,951	20,569
Provision for credit losses (Note 4)	275	241	277	740	957
Insurance policyholder benefits, claims and acquisition expense	1,082	1,021	1,459	2,732	3,685

Non-interest expense
Human resources (Note 9)	2,112	2,263	1,908	6,872	6,300
Equipment	249	258	240	749	706
Occupancy	263	256	237	762	703
Communications	195	187	174	544	547
Professional fees	162	161	148	480	390
Outsourced item processing	63	74	66	204	210
Amortization of other intangibles	123	120	109	356	323
Other	331	324	286	924	773
	3,498	3,643	3,168	10,891	9,952
Income before income taxes	1,935	2,061	1,756	6,588	5,975
Income taxes (Note 12)	347	455	346	1,461	1,532
Net income before non-controlling interest	1,588	1,606	1,410	5,127	4,443
Non-controlling interest in net income of subsidiaries	22	27	26	78	72
Net income from continuing operations	1,566	1,579	1,384	5,049	4,371
Net loss from discontinued operations (Note 7)	(1,658)	(73)	(108)	(1,796)	(269)

Net (loss) income	$(92)	$1,506	$1,276	$3,253	$4,102
Preferred dividends	(64)	(64)	(65)	(193)	(194)
Net (loss) income available to common shareholders	$(156)	$1,442	$1,211	$3,060	$3,908
Average number of common shares (in thousands) (Note 13)	1,435,131	1,426,504	1,421,777	1,428,599	1,420,096
Basic (loss) earnings per share (in dollars)	$(.11)	$1.01	$.85	$2.14	$2.75
Basic earnings per share from continuing operations (in dollars)	$1.05	$1.06	$.93	$3.40	$2.94
Basic (loss) earnings per share from discontinued operations (in dollars)	$(1.16)	$(.05)	$(.08)	$(1.26)	$(.19)
Average number of diluted common shares (in thousands) (Note 13)	1,439,146	1,438,048	1,434,379	1,437,461	1,433,591
Diluted (loss) earnings per share (in dollars)	$(.11)	$1.00	$.84	$2.13	$2.73
Diluted earnings per share from continuing operations (in dollars)	$1.04	$1.05	$.92	$3.38	$2.92
Diluted (loss) earnings per share from discontinued operations (in dollars)	$(1.15)	$(.05)	$(.08)	$(1.25)	$(.19)
Dividends per share (in dollars)	$.54	$.50	$.50	$1.54	$1.50

(1)	Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 7.

Royal Bank of Canada        Third Quarter 2011        33

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Comprehensive income
Net (loss) income	$(92)	$1,506	$1,276	$3,253	$4,102
Other comprehensive income, net of taxes (Note 12)
Net unrealized gains (losses) on available-for-sale securities	47	3	131	(43)	307
Reclassification of losses (gains) on available-for-sale securities to income	40	(64)	(79)	(6)	(260)
Net change in unrealized gains (losses) on available-for-sale securities	87	(61)	52	(49)	47
Unrealized foreign currency translation gains (losses)	166	(1,472)	414	(1,826)	(1,648)
Reclassification of (gains) on foreign currency translation to income	(2)	(1)	–	(9)	(2)
Net foreign currency translation (losses) gains from hedging activities	(62)	943	(353)	1,373	1,370
Foreign currency translation adjustments	102	(530)	61	(462)	(280)
Net gains (losses) on derivatives designated as cash flow hedges	103	13	(222)	161	(234)
Reclassification of losses on derivatives designated as cash flow hedges to income	78	65	32	212	23
Net change in cash flow hedges	181	78	(190)	373	(211)
Other comprehensive income (loss)	370	(513)	(77)	(138)	(444)
Total comprehensive income	$278	$993	$1,199	$3,115	$3,658

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(C$ millions)	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Preferred shares
Balance at beginning and end of period	$4,813	$4,813	$4,813	$4,813	$4,813
Common shares
Balance at beginning of period	13,550	13,419	13,331	13,378	13,075
Issued	398	131	9	570	265
Balance at end of period	13,948	13,550	13,340	13,948	13,340
Contributed surplus
Balance at beginning of period	219	221	228	236	246
Stock-based compensation awards	(1)	(2)	1	(17)	(9)
Other	5	–	3	4	(5)
Balance at end of period	223	219	232	223	232
Treasury shares – preferred (Note 1)
Balance at beginning of period	(2)	(2)	(1)	(2)	(2)
Sales	25	20	19	75	89
Purchases	(22)	(20)	(20)	(72)	(89)
Balance at end of period	1	(2)	(2)	1	(2)
Treasury shares – common (Note 1)
Balance at beginning of period	5	(59)	(84)	(81)	(95)
Sales	1,366	1,778	2,280	4,296	5,504
Purchases	(1,433)	(1,714)	(2,267)	(4,277)	(5,480)
Balance at end of period	(62)	5	(71)	(62)	(71)
Retained earnings
Balance at beginning of period	24,457	23,767	21,860	22,706	20,585
Net (loss) income	(92)	1,506	1,276	3,253	4,102
Preferred share dividends	(64)	(64)	(65)	(193)	(194)
Common share dividends	(776)	(713)	(710)	(2,202)	(2,131)
Issuance costs and other	–	(39)	–	(39)	(1)
Balance at end of period	23,525	24,457	22,361	23,525	22,361
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments (1)	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	55	(32)	(29)	55	(29)
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,147)	(2,249)	(1,654)	(2,147)	(1,654)
Gains and losses on derivatives designated as cash flow hedges	(204)	(385)	(536)	(204)	(536)
Balance at end of period	(2,237)	(2,607)	(2,160)	(2,237)	(2,160)
Retained earnings and Accumulated other comprehensive income	21,288	21,850	20,201	21,288	20,201
Shareholders’ equity at end of period	$40,211	$40,435	$38,513	$40,211	$38,513

(1)	Transition adjustment relates to amendments to CICA Handbook Section 3855 that were effective November 1, 2008.

34        Royal Bank of Canada        Third Quarter 2011

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2011	April 30 2011 (1)	July 31 2010 (1)	July 31 2011 (1)	July 31 2010 (1)
Cash flows from operating activities
Net income from continuing operations	$1,566	$1,579	$1,384	$5,049	$4,371
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	275	241	277	740	957
Depreciation	96	96	95	285	276
Future income taxes	(21)	20	225	(58)	199
Amortization of other intangibles	123	120	109	356	323
Loss on sale of premises and equipment	1	–	2	–	1
Gain on securitizations	(44)	(38)	(44)	(135)	(92)
Gain on available-for-sale securities	(61)	(103)	(50)	(236)	(188)
Writedown of available-for-sale securities	9	7	33	94	160
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	420	(40)	689	96	1,217
Net change in accrued interest receivable and payable	(160)	189	(49)	(318)	(36)
Current income taxes	(479)	310	(908)	261	(2,109)
Derivative assets	(2,651)	(9,027)	(18,354)	20,894	(4,255)
Derivative liabilities	2,355	8,405	22,143	(20,789)	15,614
Trading securities	10,111	(3,510)	(945)	(12,823)	(8,170)
Net change in brokers and dealers receivable and payable	358	760	(1,117)	1,522	(1,376)
Other	(1,620)	1,765	206	560	952
Net cash from (used in) operating activities from continuing operations	10,278	774	3,696	(4,502)	7,844
Net cash from (used in) operating activities from discontinued operations	245	(624)	(159)	(685)	(1,282)
Net cash from (used in) operating activities	10,523	150	3,537	(5,187)	6,562
Cash flows from investing activities
Change in interest-bearing deposits with banks	1,675	(1,881)	(2,535)	1,706	(2,501)
Change in loans, net of securitizations	(13,966)	(7,711)	(12,009)	(29,368)	(23,646)
Proceeds from securitizations	2,481	3,139	3,152	8,517	5,519
Proceeds from sale of available-for-sale securities	1,563	4,319	3,230	8,565	7,493
Proceeds from maturity of available-for-sale securities	7,832	11,426	7,090	24,547	24,773
Purchases of available-for-sale securities	(8,096)	(7,826)	(9,530)	(25,099)	(26,018)
Net acquisitions of premises and equipment and software	(317)	(309)	(276)	(923)	(602)
Change in assets purchased under reverse repurchase agreements and securities borrowed	2,930	(572)	(15,396)	(4,202)	(26,620)
Net cash from dispositions and (used in) acquisitions	–	440	(78)	(866)	(80)
Net cash (used in) from investing activities from continuing operations	(5,898)	1,025	(26,352)	(17,123)	(41,682)
Net cash from (used in) investing activities from discontinued operations	262	1,185	(738)	1,806	4,699
Net cash (used in) from investing activities	(5,636)	2,210	(27,090)	(15,317)	(36,983)
Cash flows from financing activities
Change in deposits	14,041	4,717	20,562	23,214	21,720
Redemption of RBC Trust Capital Securities (RBC TruCS)	(750)	–	(650)	(750)	(650)
Issue of subordinated debentures	–	–	1,500	1,500	1,500
Repayment of subordinated debentures	–	(400)	(805)	(404)	(1,305)
Issue of common shares	20	79	8	133	94
Sales of treasury shares	1,391	1,798	2,299	4,371	5,593
Purchase of treasury shares	(1,455)	(1,734)	(2,287)	(4,349)	(5,569)
Dividends paid	(726)	(763)	(775)	(2,265)	(2,159)
Dividends/distributions paid by subsidiaries to non-controlling interests	(47)	–	(47)	(93)	(93)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(1,218)	(9,733)	3,181	1,194	10,249
Change in obligations related to securities sold short	(11,476)	5,602	146	3,969	5,347
Change in short-term borrowings of subsidiaries	(53)	(524)	(1)	(676)	(177)
Net cash (used in) from financing activities from continuing operations	(273)	(958)	23,131	25,844	34,550
Net cash from (used in) financing activities from discontinued operations	234	(510)	674	(680)	(3,275)
Net cash (used in) from financing activities	(39)	(1,468)	23,805	25,164	31,275
Effect of exchange rate changes on cash and due from banks	42	(146)	47	(151)	(151)
Net change in cash and due from banks from continuing operations	4,149	695	522	4,068	561
Cash and due from banks at beginning of period from continuing operations	8,361	7,666	7,634	8,442	7,595
Cash and due from banks at end of period from continuing operations	$12,510	$8,361	$8,156	$12,510	$8,156
Cash and due from banks at end of period from discontinued operations	$1,329	$588	$900	$1,329	$900
Cash and due from banks at end of period	$13,839	$8,949	$9,056	$13,839	$9,056
Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,356	$1,740	$1,889	$6,870	$5,869
Amount of income taxes paid in period	$406	$551	$798	$1,396	$4,355

(1)	Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 7.

Royal Bank of Canada        Third Quarter 2011        35

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2010 Annual Consolidated Financial Statements, and the accompanying notes included on pages 80 to 151 in our 2010 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Changes in financial statement presentation

Continuing operations

As described in Note 7, during the quarter, we reached a definitive agreement to sell substantially all of our U.S. regional banking operations and have committed to sell certain other U.S. regional banking assets. We have accounted for these entities as discontinued operations; accordingly, the financial information in the following notes reflect the results of our continuing operations only for all periods presented unless otherwise specified.

Treasury Stock

During the second quarter of 2011, we changed the presentation of our sales and purchases of treasury stock from a net basis to a gross basis. This change pertains to our common and preferred shares. All periods presented in our Consolidated Statements of Shareholders’ Equity have been revised to conform to the current period’s presentation.

Future accounting changes

International Financial Reporting Standards (IFRS)

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	As at July 31, 2011
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2010 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2010	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$5,254	$5,254	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	53,777	53,777	–	–	–	–	–
Loans – Wholesale	2,655	2,655	(10)	(90)	306	4	11
Other assets	144	144	–	–	–	–	–
Total	$61,830	$61,830	$(10)	$(90)	$306	$4	$11

	As at July 31, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$5,299	$5,299	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	44,430	44,430	–	–	–	–	–
Loans – Wholesale	2,758	2,758	(46)	(240)	348	(3)	(1)
Total	$52,487	$52,487	$(46)	$(240)	$348	$(3)	$(1)

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

36        Royal Bank of Canada        Third Quarter 2011

Note 2: Fair values of financial instruments (continued)

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturities and carrying amounts. Refer to Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	As at July 31, 2011
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2010 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,246	$3,271	$25	$(2)	$(21)
Business and government (2)	56,690	56,602	(88)	1	(76)
Bank (3)	10,684	10,684	–	–	–
Total term deposits	$70,620	$70,557	$(63)	$(1)	$(97)
Obligations related to assets sold under repurchase agreements and securities loaned	30,579	30,576	(3)	–	–
Other liabilities	9	9	–	–	–
Subordinated debentures	124	119	(5)	5	(11)
Total	$101,332	$101,261	$(71)	$4	$(108)

	As at July 31, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,157	$3,157	$–	$(15)	$(21)
Business and government (2)	55,247	55,296	49	(54)	(111)
Bank (3)	9,181	9,181	–	–	(1)
Total term deposits	$67,585	$67,634	$49	$(69)	$(133)
Obligations related to assets sold under repurchase agreements and securities loaned	30,788	30,786	(2)	–	–
Other liabilities	138	138	–	–	–
Subordinated debentures	119	115	(4)	(3)	(15)
Total	$98,630	$98,673	$43	$(72)	$(148)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862 in 2008 and 2009.

	As at		For the three months ended
	July 31, 2011	October 31, 2010	July 31, 2011		April 30, 2011		July 31, 2010
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$804	$1,126	$(28)	$2	$(4)	$3	$(2)	$4
Mortgage-backed securities (MBS)	47	69	(2)	1	2	–	(3)	8
Asset-backed securities (ABS)	788	748	(11)	4	(18)	6	(7)	4
Corporate debt and other debt	97	408	–	1	(2)	3	37	–
	$1,736	$2,351	$(41)	$8	$(22)	$12	$25	$16

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $nil related to securities and debt redeemed or sold during the three months ended July 31, 2011 (three months ended April 30, 2011 – net income of $nil, three months ended July 31, 2010 – net income of $9 million).

Royal Bank of Canada        Third Quarter 2011        37

Note 2: Fair values of financial instruments (continued)

	For the nine months ended
	July 31, 2011		July 31, 2010
Financial assets	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$(35)	$10	$58	$(8)
Mortgage-backed securities (MBS)	2	2	48	10
Asset-backed securities (ABS)	30	(39)	(8)	9
Corporate debt and other debt	(10)	5	32	5
	$(13)	$(22)	$130	$16

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $3 million related to securities and debt redeemed or sold during the nine months ended July 31, 2011 (nine months ended July 31, 2010 – net income of $3 million).

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents our financial instruments measured at fair value in accordance with the fair value hierarchy which is described in Note 2 to our 2010 Annual Consolidated Financial Statements.

	As at
	July 31, 2011						October 31, 2010
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$5,254	$–	$5,254	$–	$5,254	$–	$6,193	$–	$6,193	$–	$6,193
Securities
Trading
Canadian government debt (3)
Federal	9,609	21,544	–	31,153	–	31,153	–	29,337	14	29,351	–	29,351
Provincial and municipal	–	7,547	5	7,552	–	7,552	–	7,243	5	7,248	–	7,248
U.S. state, municipal and agencies debt (3)	1,951	12,864	128	14,943	–	14,943	–	13,637	41	13,678	–	13,678
Other OECD government debt (4)	8,133	11,626	85	19,844	–	19,844	–	16,464	42	16,506	–	16,506
Mortgage-backed securities (3)	–	601	146	747	–	747	–	10	975	985	–	985
Asset-backed securities
CDOs (5)	–	–	2,154	2,154	–	2,154	–	–	2,460	2,460	–	2,460
Non-CDO securities	–	751	385	1,136	–	1,136	–	276	541	817	–	817
Corporate debt and other debt	1,018	37,120	440	38,578	–	38,578	30	39,055	771	39,856	–	39,856
Equities	42,429	2,979	362	45,770	–	45,770	35,767	221	2,542	38,530	–	38,530
	$63,140	$95,032	$3,705	$161,877	$–	$161,877	$35,797	$106,243	$7,391	$149,431	$–	$149,431
Available-for-sale (6)
Canadian government debt (3)
Federal	385	7,961	–	8,346	–	8,346	–	14,685	–	14,685	–	14,685
Provincial and municipal	–	1,661	–	1,661	–	1,661	–	1,510	–	1,510	–	1,510
U.S. state, municipal and agencies debt (3)	303	1,204	1,907	3,414	–	3,414	–	1,609	1,697	3,306	–	3,306
Other OECD government debt (4)	3,899	2,754	–	6,653	–	6,653	1,450	3,630	–	5,080	–	5,080
Mortgage-backed securities (3)	–	221	75	296	–	296	–	–	469	469	–	469
Asset-backed securities
CDOs (5)	–	–	191	191	–	191	–	9	215	224	–	224
Non-CDO securities	–	464	774	1,238	–	1,238	–	740	800	1,540	–	1,540
Corporate debt and other debt	–	6,359	1,359	7,718	–	7,718	378	7,008	2,559	9,945	–	9,945
Equities	171	176	35	382	–	382	173	144	399	716	–	716
Loan substitute securities	207	–	–	207	–	207	–	192	–	192	–	192
	$4,965	$20,800	$4,341	$30,106	$–	$30,106	$2,001	$29,527	$6,139	$37,667	$–	$37,667

(Table continued on the next page)

38        Royal Bank of Canada        Third Quarter 2011

Note 2: Fair values of financial instruments (continued)

	As at
	July 31, 2011						October 31, 2010
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Assets purchased under reverse repurchase agreements and securities borrowed	–	53,777	–	53,777	–	53,777	–	51,713	–	51,713	–	51,713
Loans	–	2,250	405	2,655	–	2,655	–	2,307	592	2,899	–	2,899
Other
Derivatives
Interest rate contracts	8	60,974	647	61,629			3	66,803	713	67,519
Foreign exchange contracts	–	29,384	85	29,469			–	29,619	101	29,720
Credit derivatives	–	328	376	704			–	965	1,038	2,003
Other contracts	1,472	3,866	473	5,811			1,960	2,207	3,742	7,909
Valuation adjustments determined on a pooled basis	(56)	(235)	(393)	(684)			(2)	(228)	(489)	(719)
Total gross derivative	1,424	94,317	1,188	96,929			1,961	99,366	5,105	106,432
Netting adjustments (2)					(11,701)						(254)
Total derivatives	1,424	94,317	1,188	96,929	(11,701)	85,228	1,961	99,366	5,105	106,432	(254)	106,178
Other assets	382	144	–	526		526	286	10	–	296	–	296
	$69,911	$271,574	$9,639	$351,124	$(11,701)	$339,423	$40,045	$295,359	$19,227	$354,631	$(254)	$354,377
Financial Liabilities
Deposits
Personal	–	–	3,271	$3,271	–	$3,271	$–	$–	$3,237	$3,237	$–	$3,237
Business and government	–	53,205	3,397	56,602	–	56,602	–	59,510	3,144	62,654	–	62,654
Bank	–	10,684	–	10,684	–	10,684	–	9,479	–	9,479	–	9,479
Other
Obligations related to securities sold short	33,986	16,580	–	50,566	–	50,566	14,780	31,577	240	46,597	–	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	–	30,576	–	30,576	–	30,576	–	26,242	–	26,242	–	26,242
Derivatives
Interest rate contracts	3	56,390	669	57,062			1	61,680	415	62,096
Foreign exchange contracts	–	33,836	43	33,879			–	34,960	27	34,987
Credit derivatives	–	310	428	738			–	1,112	606	1,718
Other contracts	1,595	4,694	1,458	7,747			1,203	3,743	5,415	10,361
Total gross derivative	1,598	95,230	2,598	99,426			1,204	101,495	6,463	109,162
Netting adjustments (2)					(11,309)						(254)
Total derivatives	1,598	95,230	2,598	99,426	(11,309)	88,117	1,204	101,495	6,463	109,162	(254)	108,908
Other liabilities	–	9	(11)	(2)		(2)	–	–	(382)	(382)	–	(382)
Subordinated debentures	–	–	119	119		119	–	–	119	119	–	119
	$35,584	$206,284	$9,374	$251,242	$(11,309)	$239,933	$15,984	$228,303	$12,821	$257,108	$(254)	$256,854

(1)	Level 1 balances in the Securities – Trading, the Securities – Available-for-sale and the Obligations related to securities sold short liabilities increased and the corresponding Level 2 balances decreased due to a change in levelling in the first three quarters of 2011 for highly liquid G7 issued debt (Canada, U.S., Italy, France, Germany, U.K. and Japan) as their fair values are based on unadjusted quoted prices in active markets for the identical bonds. As at July 31, 2011, the Level 1 asset balances of these bonds totalled $24.3 billion, representing the transfer-in amount and position changes during the first three quarters.
(2)	The netting adjustments represent the impact of offsetting derivative credit exposures on contracts where we have both a legally enforceable netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Hence, some of the derivative related assets and liabilities are reported on a net basis.
(3)	As at July 31, 2011 residential and commercial MBS included in Trading securities were $11,229 million and $130 million, respectively (October 31, 2010 – $11,995 million and $194 million, respectively), and in Available-for-sale securities, $5,933 million and $75 million, respectively (October 31, 2010 – $6,952 million and $152 million, respectively).
(4)	OECD stands for Organisation for Economic Co-operation and Development.
(5)	CDOs stand for Collateralized Debt Obligations.
(6)	Excludes $1,077 million of Available-for-sale and held-to-maturity securities (October 31, 2010 – $1,033 million) that are carried at cost.

Royal Bank of Canada        Third Quarter 2011        39

Note 3: Realized and unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1), (2).

	As at
	July 31, 2011				October 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal (3)	$8,116	$230	$–	$8,346	$14,305	$381	$(1)	$14,685
Provincial and municipal	1,633	28	–	1,661	1,468	42	–	1,510
U.S. federal, state, municipal and agency debt (4)	3,502	17	(105)	3,414	3,304	57	(55)	3,306
Other OECD government debt	6,712	16	(20)	6,708	5,068	24	(8)	5,084
Mortgage-backed securities	297	17	(18)	296	478	19	(28)	469
Asset-backed securities
CDOs	205	4	(18)	191	220	12	(17)	215
Non-CDO securities	1,294	10	(66)	1,238	1,634	37	(122)	1,549
Corporate debt and other debt	7,931	212	(101)	8,042	10,069	257	(160)	10,166
Equities	987	61	(4)	1,044	1,442	59	(13)	1,488
Loan substitute securities	256	–	(13)	243	256	–	(28)	228

	$30,933	$595	$(345)	$31,183	$38,244	$888	$(432)	$38,700

(1)	Includes $379 million (October 31, 2010 – $225 million) held-to-maturity securities.
(2)	The majority of the mortgage-backed securities (MBS) are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $72 million, $3 million, $nil and $75 million, respectively as at July 31, 2011 (October 31, 2010 – $148 million, $4 million, $nil and $152 million).
(3)	Includes MBS backed by insured mortgages created and retained by
us.
(4)	Includes securities issued by non-U.S. agencies backed by government insured assets, and MBS and asset-backed securities issued by U.S. government agencies.

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2010 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairments of securities.

The total amortized cost of the AFS portfolio decreased by $7.3 billion during the nine months ended July 31, 2011. The reduction largely reflects the sale and maturity of certain Canadian government securities and the sale of RBC originated MBS included in Canadian government debt – Federal. The decrease in the AFS portfolio was partially offset by the increase in holdings of short term OECD government debt. Gross unrealized gains decreased by $293 million or 33% to $595 million during the nine months ended July 31, 2011, mainly reflecting a decrease in fair values of Canadian government debt due to the impact of increasing interest rates and gains recognized due to the sale of certain Canadian government debt. Gross unrealized losses decreased by $87 million or 20% to $345 million during the same period largely reflecting the losses recognized from the impairment of certain U.S. Student Loan ARS classified as ABS.

Based on our assessment, management believes that the unrealized losses on the available-for-sale securities as at July 31, 2011, are temporary in nature and intends to hold these securities until their fair value recovers, they mature or are redeemed. We have also determined that our held-to-maturity securities are not impaired as at July 31, 2011.

Net gains/losses on Available-for-sale securities

During the three months ended July 31, 2011, $52 million of net gains on available-for-sale securities were recognized in net income (three months ended April 30, 2011 – $96 million; three months ended July 31, 2010 – $17 million). The current period net gains included $61 million of realized gains primarily due to sales and capital distributions from certain private equities and sale of certain U.S. Student Loan ARS. The realized gains were partially offset by $9 million of losses recognized in net income mainly due to the other-than-temporary impairment of certain private equities. This compares to realized gains on sale for the three months ended April 30, 2011 of $103 million and July 31, 2010 of $50 million which were partially offset by losses due to other-than-temporary impairment for the three months ended April 30, 2011 of $7 million and July 31, 2010 of $33 million.

Included in the net gains above is $7 million of gains on the sale of available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (three months ended April 30, 2011 – $8 million; three months ended July 31, 2010 – $nil).

For the nine months ended July 31, 2011, $142 million of net gains on available-for-sale securities were recognized in net income (nine months ended July 31, 2010 – $28 million). It comprised of realized gains of $236 million mainly on sale and capital distributions from private equities, as well as gains on sale of certain Canadian government debt and U.S. Student Loan ARS (nine months ended July 31, 2010 – $188 million). These gains were partially offset by impairment losses of $94 million mostly recognized on U.S. Student Loan ARS, private equities and corporate bonds (nine months ended July 31, 2010 – $160 million).

Included in the net gains above is $20 million relating to our insurance operations due to net gains on sale of quoted equities and Canadian government bonds offset by other-than-temporary impairment of certain corporate debt securities which have been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (nine months ended July 31, 2010 – $3 million).

40        Royal Bank of Canada        Third Quarter 2011

Note 4: Allowance for loan losses and impaired loans

	As at and for the three months ended
	July 31 2011						October 31 2010
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$71	$(6)	$1	$–	$5	$71	$65
Personal	145	(127)	20	109	–	147	153
Credit cards	–	(112)	20	92	–	–	–
Small business (2)	18	(11)	2	8	–	17	18

	$234	$(256)	$43	$209	$5	$235	$236
Wholesale
Business (3)	$358	$(43)	$11	$66	$5	$397	$444
Bank (4)	32	–	–	–	(1)	31	34
Sovereign (5)	–	–	–	–	–	–	9

	$390	$(43)	$11	$66	$4	$428	$487
Specific allowances	$624	$(299)	$54	$275	$9	$663	$723
Retail
Residential mortgages	$40	$–	$–	$–	$–	$40	$26
Personal	413	–	–	2	(2)	413	480
Credit cards	367	–	–	(2)	(1)	364	365
Small business (2)	60	–	–	–	–	60	60

	$880	$–	$–	$–	$(3)	$877	$931
Wholesale
Business (3)	$431	$–	$–	$–	$2	$433	$386

	$431	$–	$–	$–	$2	$433	$386
Allowance for off-balance sheet and other items (6)	$91					$91	$88
General allowance (6)	$1,402	$–	$–	$–	$(1)	$1,401	$1,405
Total allowance for credit losses	$2,026	$(299)	$54	$275	$8	$2,064	$2,128
Allowance for off-balance sheet and other items (7)	(91)					(91)	(88)
Total allowance for loan losses	$1,935	$(299)	$54	$275	$8	$1,973	$2,040

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Includes $91 million related to off-balance sheet and other items (October 31, 2010 – $88 million).
(7)	The allowance for off-balance sheet items is reported separately under Other liabilities.

Loans past due but not impaired

	As at
	July 31, 2011				October 31, 2010
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail
Residential mortgages	$1,249	$555	$70	$1,874	$1,291	$624	$93	$2,008
Personal	591	273	11	875	659	300	11	970
Credit cards	303	134	72	509	309	147	75	531
Small business	30	17	–	47	31	18	–	49

	$2,173	$979	$153	$3,305	$2,290	$1,089	$179	$3,558
Wholesale
Business	$483	$293	$–	$776	$566	$303	$7	$876

	$483	$293	$–	$776	$566	$303	$7	$876
Total	$2,656	$1,272	$153	$4,081	$2,856	$1,392	$186	$4,434

During the three and nine months ended July 31, 2011, the amount of the assets that we acquired in respect of the problem loans and the related reduction in the Allowance for credit losses were nominal (three and nine months ended October 31, 2010 – nominal).

Royal Bank of Canada        Third Quarter 2011        41

Note 4: Allowance for loan losses and impaired loans (continued)

Impaired loans (1)

	As at
	July 31, 2011			October 31, 2010
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$744	$(71)	$673	$626
Personal	269	(147)	122	125
Small business (2)	44	(17)	27	31

	$1,057	$(235)	$822	$782
Wholesale
Business (3)	$1,275	$(397)	$878	$1,174
Bank (4)	32	(31)	1	–

	$1,307	$(428)	$879	$1,174
Total	$2,364	$(663)	$1,701	$1,956

(1)	Average balance of gross impaired loans for the nine months ended July 31, 2011 was $1,065 million (October 31, 2010 – $973 million) and $1,374 million (October 31, 2010 – $1,681 million) for retail and wholesale loan portfolio respectively. Majority of the impaired loans are over 90 days overdue.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $51 million (October 31, 2010 – $57 million) and $47 million (October 31, 2010 – $55 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 5: Securitizations

Securitization activity for the three months ended

	For the three months ended
	July 31, 2011 (1)	April 30, 2011		July 31, 2010
	Canadian residential mortgage loans (2), (3), (4)	Credit Card receivables (2)	Canadian residential mortgage loans (2), (3), (4)	Credit Card receivables (2)	Canadian residential mortgage loans (2), (3), (4)
Securitized and sold (5)	$2,508	$1,257	$1,905	$1,283	$1,883
Net cash proceeds received	2,481	1,200	1,882	1,225	1,869
Asset-backed securities purchased	–	57	–	58	–
Retained rights to future excess interest	71	8	53	9	49
Pre-tax gain on sale, net of hedging activities	20	8	27	9	19

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the three months ended July 31, 2011 through the creation of NHA MBS and retained as at July 31, 2011 were $1,591 million (April 30, 2011 – $1,675 million; July 31, 2010 – $2,745 million). These securities are carried at fair value.
(4)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(24) million (April 30, 2011 – $(3) million; July 31, 2010 – $(16) million).
(5)	Includes Canadian residential mortgages securitized during the period and other prior periods.

Securitization activity for the nine months ended

	For the nine months ended
	July 31, 2011		July 31, 2010
	Credit Card receivables (1), (2)	Canadian residential mortgage loans (2), (3), (4)	Credit Card receivables (1), (2)	Canadian residential mortgage loans (2), (3), (4)
Securitized and sold (5)	$1,257	$7,356	$1,283	$4,286
Net cash proceeds received	1,200	7,260	1,225	4,236
Asset-backed securities purchased	57	–	58	–
Retained rights to future excess interest	8	223	9	133
Pre-tax gain on sale, net of hedging activities	8	96	9	61

(1)	With respect to the securitization of credit card loans during the nine months ended July 31, 2011, the net cash proceeds received represent gross cash proceeds of $1,257 million (nine months ended July 31, 2010 — $1,283 million) less funds used to purchase notes issued by the Trust with a principal value of $57 million (nine months ended July 31, 2010 — $58 million).
(2)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the nine-month ended July 31, 2011 through the creation of NHA MBS and retained as at July 31, 2011 were $3,095 million (July 31, 2010 — $5,174 million). These securities are carried at fair value.
(4)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(31) million (July 31, 2010 — $(22) million).
(5)	Includes Canadian residential mortgages securitized during the period and other prior periods.

42        Royal Bank of Canada        Third Quarter 2011

Note 5: Securitizations (continued)

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended July 31, 2011 are summarized below.

Key assumptions (1)

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	3.22
Payment rate	20.95%
Excess spread, net of credit losses	1.13%
Discount rate	1.20-2.53%

(1)	All rates are annualized.

We also sold $50 million of commercial loans to third party investors at their principal amount during the three months ended July 31, 2011 ($24 million and $nil during the three months ended April 30, 2011 and July 31, 2010, respectively), and $103 million during the nine months ended July 31, 2011 ($5 million during the nine months ended July 30, 2010). The losses on sale for each of these periods were either $nil or nominal.

Note 6: Derivative instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at
	July 31, 2011 (1)				October 31, 2010 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (2)
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$496	$1,520	$143	$83,069	$490	$2,059	$307	$103,322
Liabilities
Derivative instruments	$479	$35	$25	$87,578	$812	$51	$119	$107,926
Non-derivative instruments	–	2,801	16,461	n.a.	–	1,002	8,732	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $238 million of bank-owned life insurance policies and $nil of 401(k) plans (October 31, 2010 – $170 million and $2 million respectively).
n.a.	not applicable.

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended
	July 31, 2011			April 30, 2011			July 31, 2010
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$8	n.a.	n.a.	$(7)	n.a.	n.a.	$(3)	n.a.	n.a.
Cash flow hedges
Ineffective portion	(1)	n.a.	n.a.	2	n.a.	n.a.	(7)	n.a.	n.a.
Effective portion	n.a.	n.a.	102	n.a.	n.a.	10	n.a.	n.a.	(225)
Reclassified to income during the period (1)	n.a.	(112)	n.a.	n.a.	(92)	n.a.	n.a.	(46)	n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.	166	n.a.	n.a.	(1,472)	n.a.	n.a.	414
(Losses) gains from hedges	n.a.	n.a.	(62)	n.a.	n.a.	943	n.a.	n.a.	(353)
	$7	$(112)	$206	$(5)	$(92)	$(519)	$(10)	$(46)	$(164)

(1)	After-tax losses of $80 million were reclassified from AOCI to income for the three months ended July 31, 2011 (three months ended April 30, 2011 – losses of $67 million; three months ended July 31, 2010 – losses of $32 million).
n.a.	not applicable.

Royal Bank of Canada        Third Quarter 2011        43

Note 6: Derivative instruments and hedging activities (continued)

	For the nine months ended
	July 31, 2011			July 31, 2010
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(7)	n.a.	n.a.	$(9)	n.a	n.a.
Cash flow hedges
Ineffective portion	7	n.a.	n.a.	(13)	n.a.	n.a.
Effective portion	n.a.	n.a.	162	n.a.	n.a.	(235)
Reclassified to income during the period (1)	n.a.	(302)	n.a.	n.a.	(33)	n.a.
Net investment hedges
Foreign currency losses	n.a.	n.a.	(1,826)	n.a.	n.a.	(1,648)
Gains from hedges	n.a.	n.a.	1,373	n.a.	n.a.	1,370
	$–	$(302)	$(291)	$(22)	$(33)	$(513)

(1)	After-tax losses of $217 million were reclassified from AOCI to income for the nine months ended July 31, 2011 (nine months ended July 31, 2010 – losses of $23 million).
n.a.	not applicable.

Fair value of derivative instruments by term to maturity

	As at
	July 31 2011				October 31 2010
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$18,619	$33,756	$32,853	$85,228	$106,178
Derivative liabilities (2)	20,645	35,022	32,450	88,117	108,908

(1)	Includes market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included.
(2)	Includes stable value contracts on $238 million of bank-owned life insurance policies and $nil of 401(k) plans (October 31, 2011 – $170 million and $2 million respectively).

Note 7: Significant acquisitions and dispositions

Dispositions

International Banking

On June 20, 2011, we announced that we had reached a definitive agreement to sell substantially all of our U.S. regional retail banking operations to PNC Financial Services Group, Inc. (PNC), for approximately US$3.66 billion (C$3.5 billion) consisting of US$3.5 billion (C$3.3 billion) for the purchase of RBC Bank (USA) and US$163 million (C$156 million) for the purchase of related credit card assets. Our estimated loss on sale of $1.6 billion after taxes, which includes a write off of goodwill and intangibles of $1.3 billion after taxes ($1.4 billion before taxes), is recorded in Net loss from discontinued operations in our Consolidated Statements of Income. The consideration received is comprised of cash and up to US$1 billion of PNC common shares at PNC’s option. The sale, which is subject to customary closing conditions, including regulatory approval, is expected to close in March 2012. The loss on disposition will be finalized when the transaction closes. We have also classified certain of our U.S. regional banking assets as discontinued operations because we have committed to selling them within a year. The assets are not material to our International Banking segment.

The results of the operations sold to PNC and the assets we have committed to sell have been presented in our Consolidated financial statements as discontinued operations, selected financial information for which is set out below.

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net interest income	$156	$163	$160	$490	$466
Non-interest income	4	3	7	30	93
Total Revenue	$160	$166	$167	$520	$559
Non-interest expense	$206	$192	$209	$594	$623
Provision for credit losses	92	103	155	305	472
Net loss before income taxes	$(138)	$(129)	$(197)	$(379)	$(536)
Net loss	$(85)	$(73)	$(108)	$(223)	$(269)
Loss on sale	(1,573)	–	–	(1,573)	–
Net loss from discontinued operations
– U.S. regional retail banking assets sold to PNC	$(1,640)	$(53)	$(82)	$(1,741)	$(198)
– Other U.S. regional banking assets	(18)	(20)	(26)	(55)	(71)
Total	$(1,658)	$(73)	$(108)	$(1,796)	$(269)

	As at
	July 31 2011	April 30 2011	October 31 2010	July 31 2010
Total Assets (1)
Securities	$5,967	$5,865	$5,200	$3,715
Loans	17,161	17,331	19,680	20,329
Other	2,975	3,668	4,155	4,199
	$26,103	$26,864	$29,035	$28,243
Total Liabilities
Deposits	$17,650	$17,643	$18,472	$18,798
Other	1,651	1,391	1,377	1,257
	$19,301	$19,034	$19,849	$20,055

(1)	Total other U.S. regional banking assets are nominal.

44        Royal Bank of Canada        Third Quarter 2011

Note 7: Significant acquisitions and dispositions

Insurance

On April 29, 2011, we completed the sale of Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business, to Athene Holding Ltd. An estimated loss of $116 million, before and after taxes, including a $7 million goodwill write-off, was recorded in Non-interest income – Other in our 2010 Annual Consolidated Financial Statements. Our loss on sale as of the closing date was reduced by $9 million to $107 million. It was further reduced this quarter to $104 million, reflecting $3 million of favorable adjustments determined in accordance with the terms of the sale agreement. These adjustments were recorded in Non-interest income – Other in the periods in which they were determined.

Acquisition – Wealth Management

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately C$39.1 billion of assets under management on the date of acquisition. The purchase price allocation below is preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. We report the results of BlueBay in our Wealth Management segment on a one-month lag basis.

Blue Bay Asset Management
Acquisition date	December 17, 2010
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of GBP£ 924 million
Purchase consideration in Canadian dollar equivalent	$1,454
Fair value of tangible assets acquired	$ 262
Fair value of liabilities assumed (1)	(171)
Fair value of identifiable net assets acquired	91
Customer lists and relationship (2)	175
Goodwill	1,188
Total purchase consideration	$1,454

(1)	Includes deferred tax liabilities of $49 million related to the intangible assets acquired.
(2)	Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of approximately 5 years.

Other – Wealth Management

On May 2, 2008 we completed the acquisition of Philips, Hager & North Investment Management Ltd. (PH&N), the results of which were recorded in our Wealth Management segment. The consideration paid included exchangeable shares of one of our subsidiaries. On May 2, 2011, the third anniversary of the closing date and pursuant to the terms of the agreement, the exchangeable shares issued by the subsidiary were replaced with 6.4 million RBC common shares.

Note 8: Variable interest entities (VIEs)

Structured finance VIEs

During the quarter, we structured three non-ARS Tender Option Bond (TOB) trusts under which we provide a liquidity facility and purchase and hold the residual certificates issued by the trusts, which are variable interest entities (VIEs). Refer to Note 6 of our 2010 Annual Consolidated Financial Statements for further details on this type of structure. We have consolidated the VIEs because we are exposed to a majority of the expected losses. As at July 31, 2011, the total assets of these TOB Trusts, which are included in AFS securities on our Consolidated Balance Sheets, were $520 million.

Investment fund

During the first quarter of 2011, we entered into a fee-based equity derivative transaction with an investment fund, a VIE. This transaction provides investors of the investment fund with the desired exposure to another fund. We economically hedge our exposure from this derivative by investing in another fund which we consolidated beginning in the first quarter as we are exposed to a majority of the expected losses of the fund. As at July 31, 2011, the total assets of the fund that are included in Trading securities on our Consolidated Balance Sheet were $481 million.

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Pension benefit expense	$141	$140	$80	$430	$258
Other post-employment benefit expense	22	22	29	67	73

Note 10: Significant capital and funding transactions

Subordinated debentures

On November 1, 2010, RBC issued $1.5 billion of subordinated debentures that bear interest at a fixed rate of 3.18% per annum (paid semi-annually) until November 2, 2015, and at the 90-day Banker’s Acceptance rate plus 1.21% thereafter until their maturity on November 2, 2020 (paid quarterly). On April 12, 2011, RBC redeemed all $400 million outstanding 6.3% subordinated debentures due April 12, 2016 for 100% of their principal amount plus accrued interest to the redemption date.

Common shares issued

	For the three months ended
	July 31, 2011		April 30, 2011		July 31, 2010
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Business acquisition related (1)	6,412	$324	–	$–	–	$–
Dividend reinvestment plan (2)	893	54	927	52	–	–
Stock options exercised (3)	622	20	1,361	42	320	9
Employee savings and share ownership plans (4)	–	–	641	37	–	–
	7,927	$398	2,929	$131	320	$9

Refer to the footnotes at the bottom on the next table.

Royal Bank of Canada        Third Quarter 2011        45

Note 10: Significant capital and funding transactions (continued)

	For the nine months ended
	July 31, 2011		July 31, 2010
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Business acquisition related (1)	6,412	$324	–	$–
Dividend reinvestment plan (2)	1,820	106	2,862	161
Stock options exercised (3)	2,465	77	3,272	104
Employee savings and share ownership plans (4)	1,138	63	–	–
	11,835	$570	6,134	$265

(1)	Represent shares issued to the exchangeable shareholders of PH&N. Refer to the “Other” section in Note 7.
(2)	Our dividend reinvestment plan (DRIP) is funded through either open market share purchases or shares issued from treasury. During the three months ended July 31, 2011 and April 30, 2011, we funded our DRIP through shares issued from treasury at no discount from the average closing price of the five trading days preceding the dividend payment. During the three months ended January 31, 2011, July 31, 2010 and April 30, 2010, we funded our DRIP through open market share purchases. During the three months ended January 31, 2010, we funded our DRIP through shares issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment.
(3)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(4)	Shares were issued from treasury. For further details, refer to Note 21 of our 2010 Annual Consolidated Financial Statements.

Trust capital securities

On June 30, 2011, we redeemed all of the issued and outstanding $750 million Trust Capital Securities – Series 2011 for cash at a redemption price of $1,000 per unit plus the final semi-annual distribution of $35.92 per unit.

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest (loss) income includes a $447 million decrease in the fair values of our net financial assets classified as held-for-trading for the three months ended July 31, 2011 (three months ended April 30, 2011 – $238 million increase; three months ended July 31, 2010 – $283 million decrease). During the nine months ended July 31, 2011, Non-interest (loss) income includes a $408 million increase in the fair value of our net financial assets classified as held-for-trading (nine months ended July 31, 2010 – increase of $718 million).

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010 (1)	July 31 2011	July 31 2010 (1)
Net interest income	$388	$313	$368	$970	$1,102
Non-interest income	(135)	294	(220)	894	1,054
Total	$253	$607	$148	$1,864	$2,156

(1)	Certain amounts have been revised from results previously reported.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $495 million (three months ended April 30, 2011 – $56 million increase; July 31, 2010 – $281 million increase). During the nine months ended July 31, 2011, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $305 million (nine months ended July 31, 2010 – $444 million increase).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the three and nine months ended July 31, 2011 and the corresponding comparative periods:

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$934	$870	$885	$2,728	$2,587
Net fee income arising from trust and other fiduciary activities	1,737	1,675	1,438	5,189	4,276
Net gains arising from financial instruments measured at amortized cost	–	–	–	–	3
Total	$2,671	$2,545	$2,323	$7,917	$6,866

46        Royal Bank of Canada        Third Quarter 2011

Note 12: Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Our review regarding the realizability of our deferred tax asset as at July 31, 2011 included an assessment of the tax benefit associated with our U.S. banking operation, which we have entered into an agreement to sell (refer to Note 7). We concluded that there is sufficient positive evidence to overcome the negative evidence that the deferred tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the consolidated deferred income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Net unrealized (losses) gains on available-for-sale securities	$(4)	$5	$49	$(32)	$111
Reclassification of losses (gains) on available-for-sale securities to income	26	(19)	(23)	23	(59)
Net foreign currency translation (losses) gains from hedging activities	(28)	358	(138)	533	650
Net gains (losses) on derivatives designated as cash flow hedges	39	5	(96)	60	(101)
Reclassification of gains on derivatives designated as cash flow hedges to income	31	26	14	84	9
Total income taxes	$64	$375	$(194)	$668	$610

Note 13: Earnings per share

	For the three months ended			For the nine months ended
	July 31 2011	April 30 2011	July 31 2010	July 31 2011	July 31 2010
Basic earnings (loss) per share
Net income from continuing operations	$1,566	$1,579	$1,384	$5,049	$4,371
Net (loss) from discontinued operations	(1,658)	(73)	(108)	(1,796)	(269)
Net (loss) income	$(92)	$1,506	$1,276	$3,253	$4,102
Preferred share dividends	(64)	(64)	(65)	(193)	(194)
Net (loss) income available to common shareholders	$(156)	$1,442	$1,211	$3,060	$3,908
Average number of common shares (in thousands)	1,435,131	1,426,504	1,421,777	1,428,599	1,420,096
Basic earnings (loss) per share
Continuing operations	$1.05	$1.06	$0.93	$3.40	$2.94
Discontinued operations	$(1.16)	$(.05)	$(0.08)	$(1.26)	$(.19)
Total	$(0.11)	$1.01	$0.85	$2.14	$2.75
Diluted earnings (loss) per share
Net (loss) income available to common shareholders	$(156)	$1,442	$1,211	$3,060	$3,908
Average number of common shares (in thousands)	1,435,131	1,426,504	1,421,777	1,428,599	1,420,096
Stock options (1)	2,936	4,003	4,409	3,455	5,198
Issuable under other stock-based compensation plans	1,009	1,128	1,780	1,132	1,884
Exchangeable shares (2)	70	6,413	6,413	4,275	6,413
Average number of diluted common shares (in thousands)	1,439,146	1,438,048	1,434,379	1,437,461	1,433,591
Diluted earnings (loss) per share
Continuing operations	$1.04	$1.05	$0.92	$3.38	$2.92
Discontinued operations	$(1.15)	$(.05)	$(0.08)	$(1.25)	$(.19)
Total	$(0.11)	$1.00	$0.84	$2.13	$2.73

(1)	The dilutive effect of the stock options was calculated using the treasury stock method. When the exercise price of the options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculation of diluted earnings per share; for the three months ended July 31, 2011 – 41,124 average options outstanding with an average price of $57.90; for the three months ended April 30, 2011 – nil average options outstanding with an average price of $nil; for the three months ended July 31, 2010 – 41,124 average options outstanding with an exercise price of $57.90. The following amounts were excluded from the period calculations of diluted earnings per share: for the nine months ended July 31, 2011 – 41,124 average options outstanding with an average price of $57.90 and for the nine months ended July 31, 2010 – 41,124 average options outstanding with an average exercise price of $57.90.
(2)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements and Note 7 of these financial statements.

Royal Bank of Canada        Third Quarter 2011        47

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	July 31, 2011		October 31, 2010
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$8,501	$204	$11,604	$365
Backstop liquidity facilities (2), (3)	21,826	165	20,584	55
Stable value products (4)	17,725	238	19,683	172
Financial standby letters of credit and performance guarantees (3)	17,897	162	17,536	87
Credit enhancements (3)	3,124	67	3,211	66
(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	During 2008 and 2009, certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. There were no liquidity draws during the nine months ended July 31, 2010 and 2011. We continue to receive principal payments and these principal payments are used to reduce the outstanding loan balances. As at July 31, 2011, these loans totalled US$1.4 billion (C$1.4 billion) (October 31, 2010 – US$1.5 billion; C$1.5 billion), before the allowance for loan losses of US$4 million (C$4 million) (October 31, 2010 – US$2 million; C$2 million), and are included in Loans – Wholesale on our Consolidated Balance Sheets.
(3)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $0.7 billion (October 31, 2010 – $1.2 billion) related to the ARS Tender Option Bond (TOB)programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.
(4)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.4 billion (October 31, 2010 – $7.8 billion) for bank-owned life insurance policies and $10.3 billion (October 31, 2010 – $11.8 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we recognized unrealized losses of $66 million (three months ended April 30, 2011 – loss of $16 million; three months ended July 31, 2010 loss of $73 million).

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at July 31, 2011, RBC Dexia IS securities lending indemnifications totalled $51.5 billion (October 31, 2010 – $52.1 billion); we are exposed to 50% of this amount.

Refer to Note 25 to our 2010 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	July 31 2011	October 31 2010
Cash and due from banks	$485	$506
Interest-bearing deposits with banks	5,400	6,092
Loans	14,226	12,822
Securities	51,363	43,850
Assets purchased under reverse repurchase agreements	44,770	42,847
Other assets	54	1,264
	$116,298	$107,381

	As at
	July 31 2011	October 31 2010
Assets pledged to:
Foreign governments and central banks	$2,625	$2,332
Clearing systems, payment systems and depositories	2,363	2,154
Assets pledged in relation to:
Securities borrowing and lending	34,183	31,359
Obligations related to securities sold under repurchase agreements	50,824	47,356
Derivative transactions	15,600	15,232
Covered bonds	10,337	8,557
Other	366	391
	$116,298	$107,381

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended July 31, 2011, we had on average $3.7 billion (October 31, 2010 – $3.4 billion; July 31, 2010 – $2.9 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the nine months ended July 31, 2011, we had on average $3.4 billion (July 31, 2010 – $3.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances outstanding as at July 31, 2011 and October 31, 2010 ( July 31, 2010 – $6 million).

Collateral

As at July 31, 2011, the approximate market value of collateral accepted that may be sold or repledged by us was $120.3 billion (October 31, 2010 – $113.3 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $41.7 billion (October 31, 2010 – $41.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

48        Royal Bank of Canada        Third Quarter 2011

Note 14: Guarantees and contingencies (continued)

Litigation

We are a defendant in a number of actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. While management believes that we will ultimately be successful in resolving these lawsuits without material financial impact to the Bank, this is an area of significant judgment and potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

We are a defendant in a lawsuit which is subject to regulatory investigation relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateral debt obligations. We are fully cooperating with the regulatory investigation and vigorously defending the lawsuit. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Management reviews the status of the above proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. We will continue to defend ourselves vigorously in these matters.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q3/11	Q2/11	Q3/10	Q3/11	Q2/11	Q3/10	Q3/11	Q2/11	Q3/10
Net interest income	$1,990	$1,928	$1,865	$91	$89	$75	$–	$–	$–
Non-interest income	816	814	763	1,064	1,122	969	1,355	1,306	1,759
Total revenue	2,806	2,742	2,628	1,155	1,211	1,044	1,355	1,306	1,759
Provision for credit losses	254	247	284	–	–	3	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,082	1,021	1,459
Non-interest expense	1,362	1,313	1,243	911	917	806	127	137	142
Net income before income taxes	1,190	1,182	1,101	244	294	235	146	148	158
Income taxes	335	331	335	65	74	50	2	2	5
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income	$855	$851	$766	$179	$220	$185	$144	$146	$153
Less: Preferred dividends (2)	19	18	17	9	9	7	3	3	3
Net income available to common shareholders	$836	$833	$749	$170	$211	$178	$141	$143	$150
Total assets (3)	$300,700	$293,900	$284,400	$22,600	$22,500	$19,300	$10,300	$9,800	$14,700

Quarterly earnings

	International Banking			Capital Markets (1)			Corporate Support (1)
	Q3/11	Q2/11	Q3/10	Q3/11	Q2/11	Q3/10	Q3/11	Q2/11	Q3/10
Net interest income	$143	$154	$166	$667	$656	$638	$(184)	$(278)	$(156)
Non-interest income	247	226	217	496	860	316	105	89	48
Total revenue	390	380	383	1,163	1,516	954	(79)	(189)	(108)
Provision for (recovery of) credit losses	37	12	31	8	(5)	(9)	(24)	(13)	(32)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	309	310	300	781	936	674	8	30	3
Net income (loss) before income taxes	44	58	52	374	585	289	(63)	(206)	(79)
Income taxes (recoveries)	12	12	14	100	175	87	(167)	(139)	(145)
Non-controlling interest	1	1	2	(3)	3	1	24	23	23
Net income (loss)	$31	$45	$36	$277	$407	$201	$80	$(90)	$43
Less: Preferred dividends (2)	6	6	6	17	17	16	10	11	16
Net income (loss) available to common shareholders	$25	$39	$30	$260	$390	$185	$70	$(101)	$27
Total assets (3)	$26,100	$27,200	$26,600	$360,500	$362,400	$341,700	$(15,700)	$(13,700)	$(10,500)

Royal Bank of Canada        Third Quarter 2011        49

Note 15: Results by business segment (continued)

Quarterly earnings
	Total
	Q3/11	Q2/11	Q3/10
Net interest income	$2,707	$2,549	$2,588
Non-interest income	4,083	4,417	4,072
Total revenue	6,790	6,966	6,660
Provision for credit losses	275	241	277
Insurance policyholder benefits, claims and acquisition expense	1,082	1,021	1,459
Non-interest expense	3,498	3,643	3,168
Net income before income taxes	1,935	2,061	1,756
Income taxes	347	455	346
Non-controlling interest	22	27	26
Net income from continuing operations	$1,566	$1,579	$1,384
Net (loss) from discontinued operations	(1,658)	(73)	(108)
Net income (loss)	$(92)	$1,506	$1,276
Less: Preferred dividends (2)	64	64	65
Net (loss) income available to common shareholders	$(156)	$1,442	$1,211
Total assets from continuing operations	$704,500	$702,100	$676,200
Total assets from discontinued operations	26,100	26,800	28,200
Total assets (3)	$730,600	$728,900	$704,400

Nine months earnings

	Canadian Banking		Wealth Management		Insurance
	Q3/11	Q3/10	Q3/11	Q3/10	Q3/11	Q3/10
Net interest income	$5,894	$5,554	$271	$225	$–	$–
Non-interest income	2,432	2,303	3,280	2,858	3,590	4,468
Total revenue	8,326	7,857	3,551	3,083	3,590	4,468
Provision for credit losses	758	904	–	3	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	2,732	3,685
Non-interest expense	3,972	3,682	2,702	2,440	413	407
Net income before income taxes	3,596	3,271	849	640	445	376
Income taxes (recoveries)	1,008	992	229	146	10	(2)
Non-controlling interest	–	–	–	–	–	–
Net income	$2,588	$2,279	$620	$494	$435	$378
Less: Preferred dividends (2)	55	49	26	22	9	9
Net income available to common shareholders	$2,533	$2,230	$594	$472	$426	$369
Total assets (3)	$300,700	$284,400	$22,600	$19,300	$10,300	$14,700

Nine months earnings

	International Banking		Capital Markets (1)		Corporate Support (1)
	Q3/11	Q3/10	Q3/11	Q3/10	Q3/11	Q3/10
Net interest income	$464	$503	$1,946	$2,027	$(717)	$(581)
Non-interest income	707	611	2,761	2,367	323	234
Total revenue	1,171	1,114	4,707	4,394	(394)	(347)
Provision for (recovery of) credit losses	60	96	(24)	42	(54)	(88)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–
Non-interest expense	910	878	2,843	2,487	51	58
Net income (loss) before income taxes	201	140	1,888	1,865	(391)	(317)
Income taxes (recoveries)	37	38	586	591	(409)	(233)
Non-controlling interest	3	3	5	–	70	69
Net income (loss)	$161	$99	$1,297	$1,274	$(52)	$(153)
Less: Preferred dividends (2)	18	18	51	47	34	49
Net income (loss) available to common shareholders	$143	$81	$1,246	$1,227	$(86)	$(202)
Total assets (3)	$26,100	$26,600	$360,500	$341,700	$(15,700)	$(10,500)

50        Royal Bank of Canada        Third Quarter 2011

Note 15: Results by business segment (continued)

Nine months earnings

	Total
	Q3/11	Q3/10
Net interest income	$7,858	$7,728
Non-interest income	13,093	12,841
Total revenue	20,951	20,569
Provision for credit losses	740	957
Insurance policyholder benefits, claims and acquisition expense	2,732	3,685
Non-interest expense	10,891	9,952
Net income before income taxes	6,588	5,975
Income taxes	1,461	1,532
Non-controlling interest	78	72
Net income from continuing operations	$5,049	$4,371
Net (loss) from discontinued operations	(1,796)	(269)
Net income	$3,253	$4,102
Less: Preferred dividends (2)	193	194
Net income available to common shareholders	$3,060	$3,908
Total assets from continuing operations	$704,500	$676,200
Total assets from discontinued operations	26,100	28,200
Total assets (3)	$730,600	$704,400

(1)	Taxable equivalent basis (Teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes.
(2)	Preferred dividends are allocated to the segments based on economic capital.
(3)	Includes spot balances and securitized mortgage amounts.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. Refer to Note 28 of our 2010 Annual Consolidated Financial Statements for further information about this framework. Effective November 1, 2010, we revised our economic capital methodologies to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology, which has been applied prospectively, further aligns our capital allocation processes with the new higher capital requirements of Basel III.

Note 16: Capital management

Regulatory capital and capital ratios

The Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-weighted assets and capital ratios

	As at
	July 31 2011	October 31 2010
Capital
Tier 1 capital	$34,371	$33,972
Total capital	39,578	37,625
Risk-weighted assets
Credit risk	$194,098	$197,195
Market risk	26,593	24,828
Operational risk	40,324	38,433
Total risk-weighted assets	$261,015	$260,456
Capital ratios and multiples
Tier 1 capital ratio	13.2%	13.0%
Total capital ratio	15.2%	14.4%
Tier 1 common ratio	10.3%	9.8%
Assets-to-capital multiple	16.4X	16.5X

Royal Bank of Canada        Third Quarter 2011        51

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX.

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Financial analysts, portfolio

managers, institutional

investors

For financial information

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares

after December 31, 2005, are

designated as “eligible

dividends.” Unless stated

otherwise, all dividends (and

deemed dividends) paid by us

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of

Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company,
N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services

PLC

Securities Services – Registrars

Valuation Day price

For capital gains purposes, the

Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This

amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-

one share split of February 1990.

The one-for-one share dividends

paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

inquiries, please contact:
Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the
U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

hereafter are designated as

“eligible dividends” for the

purposes of such rules.

2011 Quarterly earnings release
dates

First quarter             March 3

Second quarter       May 27

Third quarter           August 26

Fourth quarter         December 2

2012 Annual Meeting

The Annual Meeting of Common

Shareholders will be held on

Thursday, March 1, 2012, at the
Metro Toronto Convention

Centre, North Building, 255 Front

Street West, Toronto, Ontario

M5J 2W6 Canada

P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH U.K.	Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International) Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International) e-mail: service@computershare.com	Dividend dates for 2011
Subject to approval by the Board of Directors
			Ex-dividend dates	Record dates	Payment dates
		Common and preferred	January 24	January 26	February 24
		shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	April 21 July 22 October 24	April 26 July 26 October 26	May 24 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.